FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number



SEC MAIL PROCESSING
RECEIVED
NOV 0 9 2005
WASH. D.C.
185
SECTION

Form 8-K, November 8, 2005, Series 2005-SD3
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-123741
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)





05070993

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.

By: 
Name: Doris J. Hearn
Title: Vice President

By: 
Name: Evelyn Echevarria
Title: Vice President

Dated: November 8, 2005

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 8, 2005

ACE SECURITIES CORP.
(Exact name of registrant as specified in its charter)

Delaware	333-123741	56-2088493
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

6525 Morrison Blvd., Suite 318 Charlotte, North Carolina	28211
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code, is (704) 365-0569.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

Description of the Mortgage Pool

On or about November 30, 2005, the Registrant will cause the issuance and sale of approximately $195,920,000 initial principal amount of ACE Securities Corp. Home Equity Loan Trust, Series 2005-SD3 Asset Backed Pass-Through Certificates (the "Certificates") pursuant to a Pooling and Servicing Agreement to be dated as of November 1, 2005, between the Registrant as depositor, Wells Fargo Bank, National Association as master servicer and securities administrator, Ocwen Loan Servicing, LLC as a servicer, Wells Fargo Bank, National Association as a servicer, Washington Mutual Bank as a servicer and HSBC Bank USA, National Association as trustee.

Computational Materials

Deutsche Bank Securities Inc. (the "Underwriter") has advised the Registrant that it has furnished to certain prospective purchasers of Certificates certain materials ("Computational Materials") in written form, which are in the nature of data tables.

The Computational Materials have been provided by the Underwriter. The information in the Computational Materials is preliminary and may be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission.

The Computational Materials were prepared by the Underwriter at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Computational Materials may be based on assumptions that differ from the assumptions set forth in the Prospectus Supplement.

Item 9.01. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99.1	Computational Materials (as defined in Item 8.01) that have been provided by the Underwriter to certain prospective purchasers of ACE Securities Corp. Home Equity Loan Trust, Series 2005-SD3. The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November ___, 2005

ACE SECURITIES CORP.

By: /s/ Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

By: /s/ Evelyn Echevarria
Name: Evelyn Echevarria
Title: Vice President

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99.1	Computational Materials (as defined in Item 8.01) that have been provided by the Underwriter to certain prospective purchasers of ACE Securities Corp. Home Equity Loan Trust, Series 2005-SD3. The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.	6

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) November 8, 2005

ACE SECURITIES CORP.
(Exact name of registrant as specified in its charter)

Delaware	333-123741	56-2088493
(State or Other Jurisdiction of Incorporation)	*(Commission File Number)*	*(I.R.S. Employer Identification No.)*

6525 Morrison Blvd., Suite 318 Charlotte, North Carolina	28211
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code, is (704) 365-0569.

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

Description of the Mortgage Pool

On or about November 30, 2005, the Registrant will cause the issuance and sale of approximately $195,920,000 initial principal amount of ACE Securities Corp. Home Equity Loan Trust, Series 2005-SD3 Asset Backed Pass-Through Certificates (the "Certificates") pursuant to a Pooling and Servicing Agreement to be dated as of November 1, 2005, between the Registrant as depositor, Wells Fargo Bank, National Association as master servicer and securities administrator, Ocwen Loan Servicing, LLC as a servicer, Wells Fargo Bank, National Association as a servicer, Washington Mutual Bank as a servicer and HSBC Bank USA, National Association as trustee.

Computational Materials

Deutsche Bank Securities Inc. (the "Underwriter") has advised the Registrant that it has furnished to certain prospective purchasers of Certificates certain materials ("Computational Materials") in written form, which are in the nature of data tables.

The Computational Materials have been provided by the Underwriter. The information in the Computational Materials is preliminary and may be superseded by the Prospectus Supplement relating to the Certificates and by any other information subsequently filed with the Securities and Exchange Commission.

The Computational Materials were prepared by the Underwriter at the request of certain prospective investors, based on assumptions provided by, and satisfying the special requirements of, such prospective investors. The Computational Materials may be based on assumptions that differ from the assumptions set forth in the Prospectus Supplement.

Item 9.01. Financial Statements, *Pro Forma* Financial Information and Exhibits

(a) Financial Statements.

Not applicable.

(b) *Pro Forma* Financial Information.

Not applicable.

(c) Exhibits

Exhibit No.	**Item 601(a) of Regulation S-K Exhibit No.**	**Description**
1	99.1	Computational Materials (as defined in Item 8.01) that have been provided by the Underwriter to certain prospective purchasers of ACE Securities Corp. Home Equity Loan Trust, Series 2005-SD3. The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November ___, 2005

ACE SECURITIES CORP.

By: /s/ Doris J. Hearn
Name: Doris J. Hearn
Title: Vice President

By: /s/ Evelyn Echevarria
Name: Evelyn Echevarria
Title: Vice President

EXHIBIT INDEX

Exhibit Number	Item 601(a) of Regulation S-K Exhibit No.	Sequentially Numbered Description	Page
1	99.1	Computational Materials (as defined in Item 8.01) that have been provided by the Underwriter to certain prospective purchasers of ACE Securities Corp. Home Equity Loan Trust, Series 2005-SD3. The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.	6

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$195,920,000 *(Approximate)*

Home Equity Loan Trust

Series 2005-SD3

Ace Securities Corp
(Depositor)

Deutsche Bank 

November 4, 2005

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be supplemented by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED November 4, 2005

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-SD3
$195,920,000 *(Approximate)*

Subject to a 10% variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window (months)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / F
Offered Certificates:								
A	158,588,000	Float	1.98	1 - 79	0	ACT/360	August 2045	AAA / AAA
M-1	18,019,000	Float	4.77	42 - 79	0	ACT/360	August 2045	AA+ / AA
M-2	10,353,000	Float	4.58	40 - 79	0	ACT/360	August 2045	A+ / A
M-3	4,779,000	Float	4.53	39 - 79	0	ACT/360	August 2045	A- / BBB+
M-4	2,389,000	Float	4.50	38 - 79	0	ACT/360	August 2045	BBB+ / BBB
M-5	1,792,000	Float	1.72	19 - 23	0	ACT/360	August 2045	BBB / BBB-
Total	195,920,000							
Non-Offered Certificates:								
B-1	3,185,000	Float				* Not Offered *		
Total Certificates	**199,105,000**							

Pricing Speed

All Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A Certificates (the "Senior Certificates" or "Class A Certificates") and the Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (the "Mezzanine Certificates" or "Class M Certificates"), and the Class B-1 Certificates (the "Class B Certificates"). The Senior Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A Certificates will be a per annum rate equal to the lesser of (i) One-Month LIBOR plus a margin and (ii) the Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class B-1 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate.

Transaction Overview

Collateral: The Mortgage Loans will consist of approximately 2,016 adjustable-rate and fixed-rate, first and second lien, closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $199,105,599. A majority of the Mortgage Loans are loans that either have document deficiencies or fall outside of the originators' underwriting guidelines based on a variety of factors. The mortgage pool also contains Mortgage Loans which have defaulted in the past and are now re-performing either pursuant to the terms of the original note or under the provisions of a bankruptcy plan. For those Mortgage Loans which are re-performing, the borrower's "Legal Balance" is equal to the outstanding principal balance of the related Mortgage Loan as of the Cut-off Date plus any Arrearage. The "Arrearage" with respect to each re-performing Mortgage Loan is equal to the interest portion of the payments due on such Mortgage Loan but not received as of the Cut-off Date. Approximately 1.17% of the Mortgage Loans are Daily Simple Interest Loans.

NOTE: The information related to the Mortgage Loans described herein reflects information as of September 30, 2005 with respect to the Mortgage Loans serviced by Ocwen Loan Servicing, LLC and Wells Fargo Bank, N.A. and September 1, 2005 with respect to the loans serviced by Washington Mutual Bank. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Daily Simple Interest Loans: The Daily Simple Interest Loans provide for substantially equal monthly payments that are allocated to principal and interest according to the daily simple interest method. Each monthly payment consists of an installment of interest which is calculated according to the simple interest method on the basis of the outstanding principal balance of the mortgage loan multiplied by the stated note rate and further multiplied by a fraction, the numerator of which is the number of days in the period elapsed since the last day interest was paid and the denominator of which is 365 days, as opposed to the customary method, on which 30 days of interest is owed each month irrespective of the day on which the monthly payment is received. As monthly payments are received, the amount received is applied first to interest accrued to the date of payment and the balance is applied to reduce the unpaid principal balance. Accordingly, if a mortgagor makes a monthly payment before its scheduled due date, the portion of the monthly payment allocable to interest for the period since the preceding monthly payment was made will be less than it would have been had the monthly payment been made on the scheduled due date, and the portion of the monthly payment applied to reduce the unpaid principal balance will be correspondingly greater. However, if the next succeeding monthly payment is made on the scheduled due date, a greater amount will be allocated to interest than would be the case if the previous monthly payment had also been received on the scheduled due date. Conversely, if a mortgagor makes a monthly payment after its scheduled due date, the portion of the monthly payment allocable to interest for the period since the preceding monthly payment was made will be greater than it would have been had the payment been made on the scheduled due date, and the remaining portion, if any, of the monthly payment applied to reduce the unpaid principal balance will be correspondingly less. If each monthly payment is made on or prior to its scheduled due date, the principal balance of the mortgage loan will amortize in the manner described above. However, if the mortgagor consistently makes monthly payments after the scheduled due date the mortgage loan will amortize more slowly than scheduled. Any remaining unpaid principal is payable on the final maturity date of the mortgage loan.

Class A Certificates: Class A Certificates

Class M Certificates: Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates

Depositor: Ace Securities Corp. ("Ace")

Master Servicer: Wells Fargo Bank, National Association

Transaction Overview

Originators:

Originator	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
IMC	53,312,421	26.78
Washinton Mutual Mortgage Securities Corp.	28,584,701	14.36
NC Capital Corp.	22,302,951	11.20
Fremont Investment & Loan	20,639,230	10.37
WMC Mortgage Corp.	19,999,068	10.04
Others	54,267,227	27.26
Total:	**199,105,599**	**100.00**

Servicers: Primary servicing will be provided by Ocwen Loan Servicing, LLC ("Ocwen") (approximately 69.52%), Wells Fargo Bank, N.A. ("Wells Fargo") (approximately 16.12%) and Washington Mutual Bank ("WAMU") (approximately 14.36%)

Trustee: HSBC Bank USA, National Association

Custodian: Wells Fargo Bank, National Association

Credit Risk Manager: Risk Management Group, LLC ("RMG")

Underwriter: Deutsche Bank Securities Inc.

Swap Provider: TBD

Cut-off Date: As of the close of business October 31, 2005 with respect to loans serviced by Ocwen and Wells Fargo and October 1, 2005 with respect to the loans serviced by WAMU

Expected Pricing: Week of November 7, 2005

Expected Closing Date: On or about November 30, 2005

Record Date: The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.

Distribution Date: 25th day of each month (or the next business day if such day is not a business day) commencing in December 2005.

Determination Date: The Determination Date with respect to any Distribution Date is the date on which each Servicer determines the total amount of payments it has received from the mortgagors on the Mortgage Loans serviced by such Servicer.

Due Period: The Due Period with respect to the first Distribution Date commences on the first day of the month immediately preceding the month in which such Distribution Date occurs and ends on the last day of the month in which such Distribution Date occurs, and with respect to any Distribution Date thereafter and (i) the Mortgage Loans serviced by Wells Fargo and Ocwen commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs and (ii) the Mortgage Loans serviced by WAMU commences on the first day of the month immediately preceding the month in which such Distribution Date occurs and ends on the last day of the month in which such Distribution Date occurs.

Prepayment Period: The Prepayment Period with respect to any Distribution Date for the Mortgage Loans serviced by (i) Wells Fargo and Ocwen, the calendar month preceding the month in which the related Distribution Date occurs with respect to prepayments in part, and the period beginning on the 16th day of the month preceding the related Distribution Date (or, the period commencing on the Cut-off Date, in connection with the first Prepayment Period) and ending on the 15th day of the month in which such Distribution Date occurs with respect to prepayments in full; and (ii) WAMU the calendar month preceding the month in which the related Distribution Date occurs.

Transaction Overview

Interest Accrual Period:	Interest on the Certificates will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of prepayment interest shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers and shortfalls resulting from the application of the Servicemembers' Civil Relief Act or similar state or local laws.
Interest Carry Forward Amount:	The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of Offered Certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of Offered Certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for the Class A Certificates and the Interest Carry Forward Amount, if any, for such Distribution Date for the Class A Certificates.
Administration Fee Rate:	The Master Servicer, Servicers and Credit Risk Manager will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately [0.590]% for the Mortgage Loans.
Compensating Interest:	The Servicers will be required to cover Prepayment Interest Shortfalls with respect to prepayments in full on the related Mortgage Loans up to the Servicing Fee payable to the related Servicer for the related Due Period. .
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Transaction Overview (Cont.)

Optional Termination:	On any Distribution Date on which the aggregate outstanding principal balance of the Mortgage Loans (and the fair market value of all properties acquired by the trust in respect of the Mortgage Loans) as of the related Determination Date is less than or equal to 10% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans (and all properties acquired by the trust in respect of the Mortgage Loans) remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.
Monthly Servicer Advances:	Each Servicer will collect monthly payments of principal and interest on the Mortgage Loans serviced by such Servicer and will be obligated to make advances of delinquent monthly principal and interest payments. Each Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans serviced by such Servicer only to the extent such amounts are deemed recoverable. If a Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. The Servicers and the Master Servicer are entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement
Credit Enhancement:	1) Arrearage (if any) 2) Excess Interest 3) Net Swap Payments received from the Swap Provider (if any) 4) Overcollateralization ("OC") 5) Subordination
Allocation of Realized Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, for those Mortgage Loans with Arrearages, to the amount of such Mortgage Loan's Arrearage, second, to Net Monthly Excess Cashflow, third, to the Class CE Certificates, fourth, to the Class B-1, fifth, to the Class M-5 Certificates, sixth, to the Class M-4 Certificates, seventh, to the Class M-3 Certificates, eighth, to the Class M-2 Certificates, and ninth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Class B-1 Certificates and Mezzanine Certificates the principal amount of the reduction in the Certificate Principal Balance of such certificates will no longer accrue interest and will not be reinstated thereafter. However, the amount of any Realized Losses allocated to the Class B-1 Certificates and the Mezzanine Certificates may be distributed to such certificates on a subordinated basis on any Distribution Date from Net Monthly Excess Cashflow, if any is available for such distribution and any Net Swap Payments paid by the Swap Provider.

Transaction Overview (Cont.)

Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Overcollateralization Amount for the Certificates will initially be [0.00]% and is anticipated to build to approximately [2.30]% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date plus cumulative Subordinate Acceleration Amounts (the "Required Overcollateralization Amount"). On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to approximately 4.60% of the ending aggregate principal balance of the Mortgage Loans as of such Due Period plus cumulative Subordinate Acceleration Amounts, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any is available will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount. In addition, Net Swap Payments paid by the Swap Provider may be used to achieve, restore or maintain the Required Overcollateralization Amount.
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.
Subordinate Acceleration Amount:	The aggregate amount paid to the Class B-1 Certificates and M-5 Certificates under clauses 13 and 14 of the "Payment Priority" section below.
Prepayment Charges:	Prepayment Charges collected or otherwise paid by the Servicers (other than WAMU) with respect to the Mortgage Loans will be available for distributions to the Class B-1 Certificates and Class M-5 Certificates as described under clauses 13 and 14 of the "Payment Priority" section below.
Stepdown Date:	Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in December 2008 and (y) the first Distribution Date on which the Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 45.30%.

Transaction Overview (Cont.)

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the Mezzanine, Class B-1 and Class CE Certificates (calculated after distribution of the Principal Distribution Amount to the holders of the certificates then entitled to distributions of principal on such Distribution Date and prior to giving effect to Subordinate Acceleration Amounts to be paid on such Distribution Date by (y) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and after reduction for Realized Losses incurred on the Mortgage Loans during the related Prepayment Period .

Class	(S / F)	Initial CE %	Target CE %	CE % On/After Step Down Date
A	AAA / AAA	20.35%	22.65%	45.30%
M-1	AA+ / AA	11.30%	13.60%	27.20%
M-2	A+ / A	6.10%	8.40%	16.80%
M-3	A- / BBB+	3.70%	6.00%	12.00%
M-4	BBB+ / BBB	2.50%	4.80%	9.60%
M-5	BBB / BBB-	1.60%	3.90%	7.80%
B-1	BB+ / BB	0.00%	2.30%	4.60%

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount, (ii) all amounts collected as Arrearage payments and (iii) the excess of the Available Distribution Amount, net of any Net Swap Payment and the Swap Termination Payment, if any, required to be made by the Securities Administrator, on behalf of the supplemental interest trust (described below), to the Swap Provider under the Swap Agreement, over the sum of (x)with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Class B-1 Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date (other than any Subordinate Acceleration Amounts).

Net WAC Pass-Through Rate: The per annum rate (subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period) equal to a fraction, expressed as a percentage, the numerator of which is the amount of interest which accrued on the Mortgage Loans in the prior calendar month minus the fees payable to the Servicers and the Master Servicer with respect to the Mortgage Loans for such Distribution Date and, as applicable, any Net Swap Payment or Swap Termination Payment made to the Swap Provider for such Distribution Date and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the last day of the immediately preceding Due Period (or as of the Cut-off Date with respect to the first Distribution Date), after giving effect to principal prepayments received during the related Prepayment Period.

Transaction Overview (Cont.)

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2005-SD3 Certificates is limited by the Net WAC Pass-Through Rate, such class will be entitled to the "Net WAC Rate Carryover Amount" which will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available. The Net WAC Rate Carryover Amount will be distributed from certain amounts received by the Securities Administrator, on behalf of the supplemental interest trust (described below), under the Swap Agreement, if any, and from the Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or on any subsequent Distribution Date to the extent of available funds. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount from Net Monthly Excess Cashflow.

Swap Agreement: On the Closing Date, the Trustee will enter into a Swap Agreement with the Swap Provider as described in the prospectus supplement. The Swap Agreement will have an initial notional amount of $[195,793,000.00]. Under the Swap Agreement, the Trust (through a supplemental interest trust) will be obligated to pay an amount equal to [4.79]% per annum on the lesser of the notional amount as set forth in the Swap Agreement and the aggregate certificate balance of the Offered Certificates and the Class B-1 Certificates, but in no instance less than the minimum swap notional amount set forth in the Swap Agreement for such distribution date, to the Swap Provider and the Swap Provider will be obligated to pay to the supplemental interest trust, for the benefit of the holders of the Offered Certificates and the Class B-1 Certificates, an amount equal to one-month LIBOR on the lesser of the aggregate certificate principal balance of the Offered Certificates and the Class B-1 Certificates and the notional amount as set forth in the Swap Agreement, but in no instance less than the minimum swap notional amount set forth in the Swap Agreement for such distribution date, until the Swap Agreement is terminated. Only the net amount of the two obligations will be paid by the appropriate party (the "Net Swap Payment"). See the attached schedule.

A separate trust created under the pooling and servicing agreement (the "Supplemental Interest Trust") will hold the Swap Agreement. The Swap Agreement and any payments made by the Swap Provider thereunder will be assets of the Supplemental Interest Trust but will not be assets of any REMIC.

Upon early termination of the Swap Agreement, the Supplemental Interest Trust or the Swap Provider may be liable to make a termination payment (the "Swap Termination Payment") to the other party (regardless of which party caused the termination). The Swap Termination Payment will be computed in accordance with the procedures set forth in the Swap Agreement. In the event that the Securities Administrator, on behalf of the Supplemental Interest Trust, is required to make a Swap Termination Payment, that payment will be paid on the related Distribution Date, and on any subsequent Distribution Dates until paid in full, and, if such Swap Termination Payment is not due as a result of the occurrence of a Swap Provider Trigger Event pursuant to the Swap Agreement, such Swap Termination Payment will be made prior to distributions to Certificateholders.

Transaction Overview (Cont.)

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all P&I Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers or the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period; and (v) Net Swap Payments payable by the Swap Provider.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain approximately a 45.30% Credit Enhancement Percentage (2x the Class A Target Credit Enhancement Percentage).

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date, however, the Class M-5 Certificates will be entitled to receive applicable Subordinate Acceleration Amounts. Irrespective of these amounts, the Mezzanine Certificates will be entitled to receive principal payments as follows. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches approximately a 27.20% Credit Enhancement Percentage (2x the Class M-1 Target Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches approximately a 16.80% Credit Enhancement Percentage (2x the Class M-2 Target Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches approximately a 12.00% Credit Enhancement Percentage (2x the Class M-3 Target Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches approximately an 9.60% Credit Enhancement Percentage (2x the Class M-4 Target Credit Enhancement Percentage), and fifith to the Class M-5 Certificates until it reaches approximately an 7.80% Credit Enhancement Percentage (2x the Class M-5 Target Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner described under "Class A Principal Distribution Amount", until the Certificate Principal Balance thereof has been reduced to zero, then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Class B-1 Certificates until the Certificate Principal Balance thereof has been reduced to zero.

Class B-1 Principal Distribution Amount: The Class B-1 Certificates will not receive any principal payments until the Stepdown Date, however, the Class B-1 Certificates will be entitled to receive applicable Subordinate Acceleration Amounts. Irrespective of these amounts, the Class B-1 Certificates will be entitled to receive principal payments as follows. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class B-1 Certificates until it reaches approximately a 4.60% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner described under "Class A Principal Distribution Amount", until the Certificate Principal Balance thereof has been reduced to zero, then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then to the Class B Certificates until the Certificate Principal Balance thereof has been reduced to zero.

Transaction Overview (Cont.)

Coupon Step-up: On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates and the Mezzanine Certificates will increase to the following, subject to the Net WAC Pass-Through Rate.

Class	After Optional Termination
A	2 x Margin
M	The lesser of 1.5 x Margin and Margin plus 0.50%

Trigger Event: If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test: The determination on any Distribution Date on or after the Step-Down that the rolling six month average of a fraction, expressed as a percentage, the numerator of which is the sum of the aggregate Principal Balances of all 60-day Delinquent Mortgage Loans, as of the close of business on the last day of the related Due Period, and the denominator of which is the aggregate Principal Balance of the Mortgage Loans as of the close of business on the last day of the related Due Period, in each case after taking into account unscheduled collections of principal received during the related Prepayment Period equals or exceeds 35% of the Credit Enhancement Percentage.

For Mortgage Loans that are the subject of forbearance plans and Mortgage Loans with respect to which the related borrower is the subject of bankruptcy proceedings, delinquency shall be deemed to mean delinquency of the monthly payment due under the related forbearance plan or bankruptcy plan, as applicable.

A Mortgage Loan is a "60-day Delinquent Mortgage Loan" if the excess, if any, of (1) the number of days the most delinquent monthly payment for such Mortgage Loan was delinquent as of the close of business on the last day of the related Due Period minus (2) the number of days the most delinquent monthly payment for such Mortgage Loan was delinquent as of the close of business on the Cut-off Date, is greater than or equal to 60.

Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
December 2008 to November 2009	3.25%, plus 1/12th of 1.25% for each month thereafter
December 2009 to November 2010	4.50%, plus 1/12th of 1.25% for each month thereafter
December 2010 to November 2011	5.75%, plus 1/12th of 0.50% for each month thereafter
December 2011 to November 2012	6.25%, plus 1/12th of 0.25% for each month thereafter
December 2012 and thereafter	6.50%

Transaction Overview (Cont.)

Payment Priority:

On each Distribution Date, the Available Distribution Amount (net of any Net Swap Payments payable by the Swap Provider) will be distributed as follows:

1. To the Supplemental Interest Trust to pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.
2. To pay interest to the Class A Certificates including any accrued unpaid interest from a prior Distribution Date, then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Class B-1 Certificates.
3. To pay principal to the Class A Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
5. To pay principal to the Class B-1 Certificates in accordance with the principal payment provisions described above.
6. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to achieve, restore or maintain the Required Overcollateralization Amount.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
8. From excess interest, if any, to pay the Interest Carry Forward Amount on the Class B-1 Certificates.
9. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
10. From excess interest, if any, to pay the allocated Realized Losses on the Class B-1 Certificates.
11. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Class B-1 Certificates in the same order of priority as described in 2 above.
12. From excess interest, if any, to the Supplemental Interest Trust to pay the Swap Termination Payment (caused by a Swap Provider Trigger Event under the Swap Agreement) owed to the Swap Provider.
13. From excess interest and Prepayment Charges received with respect to the Mortgage Loans, other than the Mortgage Loans serviced by WAMU, if any, to holders of the Class B-1 Certificates until the Certificate Principal Balance thereof has been reduced to zero
14. From excess interest and Prepayment Charges received with respect to the Mortgage Loans, other than the Mortgage Loans serviced by WAMU, if any, to holders of the Class M-5 Certificates until the Certificate Principal Balance thereof has been reduced to zero
15. To pay any remaining amounts (including any Prepayment Charges) to the Class CE certificates in accordance with the Pooling and Servicing Agreement.

Any Net Swap Payments on deposit in the Supplemental Interest Trust will be paid as follows:

1. To pay any Net Swap Payment or the Swap Termination Payment (not caused by a Swap Provider Trigger Event (as defined in the Swap Agreement)) owed to the Swap Provider.
2. To pay any unpaid interest on the Class A Certificates including any accrued unpaid interest from a prior Distribution Date and then to pay any unpaid interest including any accrued unpaid interest from prior Distribution Dates to the Mezzanine Certificates and the Class B-1 Certificates, sequentially.
3. To pay the Net WAC Rate Carryover Amount on the Class A Certificates, Mezzanine Certificates and Class B-1 Certificates remaining unpaid in the same order of priority as described above.

Transaction Overview (Cont.)

Payment Priority (Continued):	4. To pay any principal first, on the Class A Certificates and second, on the Mezzanine Certificates and Class B-1 Certificates, sequentially, in accordance with the principal payment provisions described above in an amount necessary to achieve, restore or maintain the Required Overcollateralization Amount. 5. To pay any allocated Realized Losses remaining unpaid on the Mezzanine Certificates and the Class B-1 Certificates, sequentially. 6. To pay the Swap Termination Payment (caused by a Swap Provider Trigger Event under the Swap Agreement) owed to the Swap Provider. 7. To pay any remaining amount to the Class CE Certificates.
ERISA:	It is expected that the Class A Certificates may be purchased by, or with the assets of, employee benefit plans subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") or plans or arrangements subject to section 4975 of the Internal Revenue Code (each, a "Plan"). Prior to the termination of the Supplemental Interest Trust, Plans or persons using assets of a Plan may purchase the Class A Certificates if the purchase and holding meets the requirements of an investor-based class exemption issued by the Department of Labor. Investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of a Plan's acquisition and ownership of such certificates.
Taxation – REMIC:	One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments or payments from the Supplemental Interest Trust or the obligation to make payments to the Supplemental Interest Trust pursuant to the Swap Agreement).
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

		0% CPR	18% CPR	25% CPR	28% CPR	32% CPR	35% CPR	38% CPR
A	Avg Life	13.98	3.20	2.29	1.98	1.60	1.35	1.15
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Apr-33	Oct-15	Apr-13	Jun-12	Jul-11	Jan-11	Nov-08
M-1	Avg Life	23.63	6.64	5.07	4.77	4.67	4.78	4.60
	First Payment Date	Aug-23	Feb-09	Mar-09	May-09	Aug-09	Nov-09	Nov-08
	Last Payment Date	Apr-33	Oct-15	Apr-13	Jun-12	Jul-11	Jan-11	Jul-10
M-2	Avg Life	23.63	6.64	4.99	4.58	4.23	4.11	4.07
	First Payment Date	Aug-23	Feb-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09
	Last Payment Date	Apr-33	Oct-15	Apr-13	Jun-12	Jul-11	Jan-11	Jul-10
M-3	Avg Life	23.63	6.64	4.96	4.53	4.12	3.93	3.80
	First Payment Date	Aug-23	Feb-09	Jan-09	Feb-09	Feb-09	Mar-09	Apr-09
	Last Payment Date	Apr-33	Oct-15	Apr-13	Jun-12	Jul-11	Jan-11	Jul-10
M-4	Avg Life	23.63	6.64	4.96	4.50	4.08	3.87	3.72
	First Payment Date	Aug-23	Feb-09	Jan-09	Jan-09	Feb-09	Feb-09	Mar-09
	Last Payment Date	Apr-33	Oct-15	Apr-13	Jun-12	Jul-11	Jan-11	Jul-10
M-5	Avg Life	1.47	1.60	1.67	1.72	1.78	1.84	1.91
	First Payment Date	Mar-07	Apr-07	May-07	Jun-07	Jun-07	Jul-07	Jul-07
	Last Payment Date	Jun-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08
B-1	Avg Life	1.08	1.09	1.09	1.10	1.11	1.11	1.12
	First Payment Date	Sep-06	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Mar-07	Apr-07	May-07	Jun-07	Jun-07	Jul-07	Jul-07

Sensitivity Table
Maturity

		0% CPR	18% CPR	25% CPR	28% CPR	32% CPR	35% CPR	38% CPR
A	Avg Life	14.06	3.46	2.47	2.14	1.75	1.47	1.15
	First Payment Date	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Jun-35	Jun-27	Mar-22	Jun-20	Jul-18	Apr-17	Nov-08
M-1	Avg Life	23.86	7.35	5.57	5.22	5.07	5.25	6.02
	First Payment Date	Aug-23	Feb-09	Mar-09	May-09	Aug-09	Nov-09	Nov-08
	Last Payment Date	Apr-35	Sep-24	Nov-19	Apr-18	Aug-16	Aug-15	Mar-16
M-2	Avg Life	23.85	7.28	5.43	4.98	4.59	4.43	4.38
	First Payment Date	Aug-23	Feb-09	Feb-09	Mar-09	Apr-09	May-09	Jun-09
	Last Payment Date	Feb-35	Oct-22	Apr-18	Nov-16	Jun-15	Jul-14	Oct-13
M-3	Avg Life	23.83	7.18	5.33	4.86	4.43	4.21	4.06
	First Payment Date	Aug-23	Feb-09	Jan-09	Feb-09	Feb-09	Mar-09	Apr-09
	Last Payment Date	Nov-34	Nov-20	Oct-16	Jul-15	Apr-14	Aug-13	Dec-12
M-4	Avg Life	23.81	7.09	5.26	4.77	4.34	4.10	3.93
	First Payment Date	Aug-23	Feb-09	Jan-09	Jan-09	Feb-09	Feb-09	Mar-09
	Last Payment Date	Aug-34	Jun-19	Oct-15	Sep-14	Sep-13	Dec-12	Apr-12
M-5	Avg Life	1.47	1.60	1.67	1.72	1.78	1.84	1.91
	First Payment Date	Mar-07	Apr-07	May-07	Jun-07	Jun-07	Jul-07	Jul-07
	Last Payment Date	Jun-07	Aug-07	Sep-07	Oct-07	Nov-07	Dec-07	Jan-08
B-1	Avg Life	1.08	1.09	1.09	1.10	1.11	1.11	1.12
	First Payment Date	Sep-06	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05	Dec-05
	Last Payment Date	Mar-07	Apr-07	May-07	Jun-07	Jun-07	Jul-07	Jul-07

Swap Schedule

Distribution Date	Notional Schedule ($)	Minimum Notional Schedule ($)
12/25/2005	195,793,000.00	176,213,700.00
1/25/2006	186,058,491.00	167,452,642.06
2/25/2006	176,851,905.00	159,166,714.64
3/25/2006	168,061,893.00	151,255,704.01
4/25/2006	159,659,519.00	143,693,566.79
5/25/2006	151,647,432.00	136,482,689.07
6/25/2006	143,994,880.00	129,595,391.65
7/25/2006	136,693,219.00	123,023,897.50
8/25/2006	129,719,159.00	116,747,243.31
9/25/2006	123,067,642.00	110,760,877.80
10/25/2006	116,717,124.00	105,045,411.17
11/25/2006	110,650,824.00	99,585,741.20
12/25/2006	105,883,088.00	95,294,778.77
1/25/2007	100,913,712.00	90,822,340.57
2/25/2007	95,948,074.00	86,353,266.58
3/25/2007	91,208,625.00	82,087,762.42
4/25/2007	86,685,130.00	78,016,617.05
5/25/2007	55,688,374.00	50,119,536.41
6/25/2007	53,103,869.00	47,793,481.76
7/25/2007	50,638,283.00	45,574,454.62
8/25/2007	48,286,181.00	43,457,563.31
9/25/2007	46,042,376.00	41,438,138.51
10/25/2007	43,901,915.00	39,511,723.25
11/25/2007	41,860,070.00	37,674,063.28
12/25/2007	39,912,331.00	35,921,097.85
1/25/2008	38,054,390.00	34,248,951.00
2/25/2008	36,282,137.00	32,653,923.18
3/25/2008	34,591,648.00	31,132,483.19
4/25/2008	32,979,179.00	29,681,260.67
5/25/2008	31,441,395.00	28,297,255.83
6/25/2008	29,974,528.00	26,977,075.35
7/25/2008	28,575,427.00	25,717,884.18
8/25/2008	25,693,267.00	23,123,940.56
9/25/2008	24,489,680.00	22,040,712.13
10/25/2008	23,341,870.00	21,007,682.61
11/25/2008	22,247,272.00	20,022,544.90
12/25/2008	21,203,441.00	19,083,097.17
1/25/2009	20,208,042.00	18,187,238.21
2/25/2009	19,258,848.00	17,332,962.80
3/25/2009	18,353,730.00	16,518,357.33
4/25/2009	17,490,662.00	15,741,595.70
5/25/2009	16,668,837.00	15,001,953.57
6/25/2009	15,885,188.00	14,296,669.03
7/25/2009	15,137,956.00	13,624,160.02
8/25/2009	14,425,463.00	12,982,916.85
9/25/2009	13,746,110.00	12,371,498.89
10/25/2009	13,098,368.00	11,788,531.41
11/25/2009	12,480,781.00	11,232,702.61
12/25/2009	11,891,956.00	10,702,760.77

Ace Securities Corp.
Home Equity Loan Trust, Series 2005-SD3

Deutsche Bank 

Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate (%)
1	12/25/2005	24.62
2	1/25/2006	22.59
3	2/25/2006	22.28
4	3/25/2006	22.35
5	4/25/2006	21.66
6	5/25/2006	21.48
7	6/25/2006	21.05
8	7/25/2006	20.87
9	8/25/2006	20.44
10	9/25/2006	20.15
11	10/25/2006	20.01
12	11/25/2006	19.58
13	12/25/2006	19.55
14	1/25/2007	19.19
15	2/25/2007	18.95
16	3/25/2007	19.22
17	4/25/2007	18.57
18	5/25/2007	15.18
19	6/25/2007	15.44
20	7/25/2007	15.74
21	8/25/2007	15.41
22	9/25/2007	15.31
23	10/25/2007	15.47
24	11/25/2007	15.13
25	12/25/2007	15.56
26	1/25/2008	15.30
27	2/25/2008	15.20
28	3/25/2008	15.63
29	4/25/2008	15.09
30	5/25/2008	15.25
31	6/25/2008	15.20
32	7/25/2008	15.47
33	8/25/2008	14.81
34	9/25/2008	14.73
35	10/25/2008	14.97
36	11/25/2008	14.61
37	12/25/2008	15.20
38	1/25/2009	14.93
39	2/25/2009	14.85
40	3/25/2009	15.75
41	4/25/2009	14.71
42	5/25/2009	14.95
43	6/25/2009	14.58
44	7/25/2009	14.84
45	8/25/2009	14.46
46	9/25/2009	14.39
47	10/25/2009	14.64
48	11/25/2009	14.26
49	12/25/2009	14.51
50	1/25/2010	10.52
51	2/25/2010	10.54
52	3/25/2010	11.68
53	4/25/2010	10.55
54	5/25/2010	10.91
55	6/25/2010	10.56
56	7/25/2010	10.92
57	8/25/2010	10.57
58	9/25/2010	10.58
59	10/25/2010	10.94
60	11/25/2010	10.59
61	12/25/2010	10.95
62	1/25/2011	10.60
63	2/25/2011	10.60
64	3/25/2011	11.74
65	4/25/2011	10.61
66	5/25/2011	10.97
67	6/25/2011	10.62
68	7/25/2011	10.98
69	8/25/2011	10.63
70	9/25/2011	10.64
71	10/25/2011	11.00
72	11/25/2011	10.65
73	12/25/2011	11.01
74	1/25/2012	10.66
75	2/25/2012	10.66
76	3/25/2012	11.40
77	4/25/2012	10.67
78	5/25/2012	11.03
79	6/25/2012	10.68
80	7/25/2012	11.04

*CPR: 28%

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*1 Year CMT: 20%

* Includes Net Swap Payments received from the Swap Provider

Excess Spread

(Assumes Pricing Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	Excess Spread in bp (Forward LIBOR)
1	356	356	47	467	432
2	267	266	48	456	419
3	269	268	49	468	431
4	280	278	50	471	409
5	274	270	51	472	410
6	280	273	52	516	462
7	278	270	53	473	410
8	284	274	54	487	427
9	282	270	55	473	410
10	284	272	56	488	428
11	291	277	57	473	410
12	289	273	58	474	411
13	296	282	59	489	428
14	294	278	60	474	411
15	297	280	61	489	428
16	318	301	62	475	411
17	310	290	63	475	410
18	336	298	64	519	463
19	390	349	65	475	411
20	421	382	66	490	428
21	417	375	67	476	411
22	421	378	68	490	429
23	437	394	69	476	411
24	431	387	70	476	411
25	448	421	71	491	429
26	440	414	72	476	411
27	441	414	73	491	430
28	461	437	74	477	413
29	448	421	75	477	413
30	459	433	76	506	448
31	450	424	77	477	413
32	461	436	78	492	431
33	454	425	79	477	413
34	455	425			
35	466	438			
36	457	427			
37	469	443			
38	447	416			
39	442	410			
40	479	451			
41	448	414			
42	461	428			
43	452	417			
44	464	431			
45	454	418			
46	455	418			

Breakeven CDR Table for the Subordinated Certificates

The assumptions for the breakeven CDR table below are as follows:

- The Pricing Assumption is applied
- 10% cleanup call is exercised
- Forward Curves
- 40% Severity
- Interest & Principal advancing
- 6 month recovery lag
- Prices on the Certificates are assumed to be par except for Class M-4 where it is $89.247, for Class M-5 where it is $92.197, and for Class B-1 where it is $92.893

Class M1	CDR (Approximate %)	25.67
	Yield (%)	5.61
	Wal (Yrs)	3.82
	Mod Duration	3.41
	Principal Widow	09/09 - 09/09
	Principal Writedown	$36
	Total Collat Loss (%)	16.39

Class B-1	CDR (Approximate %)	8.19
	Yield (%)	10.23
	Wal (Yrs)	4.21
	Mod Duration	3.25
	Principal Widow	12/05 - 04/11
	Principal Writedown	$38
	Total Collat Loss (%)	7.04

Class M2	CDR (Approximate %)	16.12
	Yield (%)	6.25
	Wal (Yrs)	4.57
	Mod Duration	3.93
	Principal Widow	06/10 - 06/10
	Principal Writedown	$47
	Total Collat Loss (%)	11.96

Class M3	CDR (Approximate %)	12.46
	Yield (%)	6.98
	Wal (Yrs)	4.90
	Mod Duration	4.09
	Principal Widow	10/10 - 10/10
	Principal Writedown	$38
	Total Collat Loss (%)	9.86

Class M4	CDR (Approximate %)	10.77
	Yield (%)	10.84
	Wal (Yrs)	5.07
	Mod Duration	3.97
	Principal Widow	12/10 - 12/10
	Principal Writedown	$37
	Total Collat Loss (%)	8.79

Class M5	CDR (Approximate %)	9.57
	Yield (%)	9.98
	Wal (Yrs)	5.24
	Mod Duration	4.11
	Principal Widow	02/11 - 02/11
	Principal Writedown	$11
	Total Collat Loss (%)	8.00

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL			
Number of Mortgage Loans:	2,016	Index Type:	
Aggregate Principal Balance:	$199,105,599	1 Year CMT:	0.11%
Average Original Principal Balance:	$105,862	6 Month LIBOR:	40.44%
Average Current Principal Balance:	$98,763	1 Month LIBOR	0.70%
Range:	$808 - $3,500,000	Fixed Rate:	58.75%
W.A. Coupon:	8.641%		
Range:	5.000% - 19.000%	W.A. Initial Periodic Cap (2):	2.751%
W.A. Gross Margin:	6.428%	W.A. Subsequent Periodic Cap:	1.395%
Range:	2.000% - 11.000%	W.A. Lifetime Rate Cap:	6.597%
W.A. Remaining Term:	283 months	Property Type:	
Range:	1 – 478 months	Single Family Residence	84.25%
W.A. Seasoning:	37 months	Condo	3.07%
Latest Maturity Date:	July 1, 2045	PUD	5.86%
State Concentration (Top 5):		2-4 Family	5.94%
California:	27.50%	Manufactured Housing	0.40%
Florida:	8.97%	Co-Op	0.05%
New York:	8.37%	Other	0.43%
New Jersey:	5.05%	Occupancy Status:	
Texas:	4.02%	Primary:	53.37%
Non-Zero W.A. Current Combined LTV	72.01%	Investment:	19.26%
W.A. Current Updated Combined LTV(1):	65.19%	Second Home:	0.53%
First Liens:	94.97%	Unknown	26.84%
Second Liens:	5.03%	Cashflow Velocity:	
Non-Balloon Loans:	91.03%	1 Month:	113.76%
Non-Zero Current W.A. FICO Score:	583	3 Month:	104.88%
Loans in Bankruptcy:	5.88%	5 Month:	102.96%
Delinquency:		Non-Zero W.A. Prepayment Penalty – Term (months):	26
Current:	84.89%	Loans with Prepay Penalties:	37.08%
30-59 Days:	7.49%	Loans with Primary Mortgage Insurance	0.83%
60+ Days:	7.61%		

1. Current Updated CLTV's are calculated by taking the UPB date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. For purposes of calculating updated CLTV's, a BPO was used for 99.78% of the Mortgage Loans by balance and an AVM was used for 0.01% of the Mortgage Loans by balance. Neither a BPO nor an AVM was used on 0.20% of the Mortgage Loans by balance.

2. The Weighted Average Initial Periodic Cap was calculated by taking the Initial Periodic Cap for those loans that have not yet reset and the Subsequent Periodic Cap for those loans that have already reset.

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Fixed Rate	1,632	116,979,017	58.75	8.955	607	58.99
ARM	384	82,126,582	41.25	8.192	547	74.03
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0 - 29	1,634	169,029,284	84.89	8.507	597	64.11
30 - 59	184	14,918,581	7.49	8.967	501	69.17
60 - 89	37	3,199,384	1.61	9.633	488	69.54
90 - 119	28	2,263,862	1.14	9.076	507	75.65
Greater than or equal to 120	133	9,694,487	4.87	10.035	499	74.10
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	864	23,302,795	11.70	10.803	569	61.43
50,000.01 - 100,000.00	582	36,849,112	18.51	10.055	550	66.50
100,000.01 - 150,000.00	223	25,637,066	12.88	9.195	546	66.99
150,000.01 - 200,000.00	100	17,039,475	8.56	8.849	533	73.25
200,000.01 - 250,000.00	58	12,836,690	6.45	8.346	529	70.21
250,000.01 - 300,000.00	28	7,651,490	3.84	8.776	512	72.44
300,000.01 - 350,000.00	21	6,777,951	3.40	7.136	537	67.87
350,000.01 - 400,000.00	43	15,355,425	7.71	7.206	655	57.10
400,000.01 - 450,000.00	25	9,707,993	4.88	6.851	654	62.94
450,000.01 - 500,000.00	19	7,949,522	3.99	6.679	731	54.77
500,000.01 - 550,000.00	12	6,265,683	3.15	7.237	624	76.79
550,000.01 - 600,000.00	9	4,953,043	2.49	7.368	591	58.02
600,000.01 - 650,000.00	13	7,932,264	3.98	6.905	672	55.66
650,000.01 - 700,000.00	8	5,263,033	2.64	7.373	608	59.32
700,000.01 - 750,000.00	4	2,946,421	1.48	6.918	544	75.64
750,000.01 - 800,000.00	1	757,073	0.38	7.375	508	93.47
800,000.01 - 850,000.00	2	1,645,933	0.83	5.957	699	70.87
850,000.01 - 900,000.00	1	873,475	0.44	5.750	646	82.40
950,000.01 - 1,000,000.00	2	1,861,154	0.93	6.379	765	43.94
1,000,000.01 >=	1	3,500,000	1.76	8.750	646	59.32
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	968	27,671,454	13.90	10.679	573	59.83
50,000.01 - 100,000.00	516	35,705,555	17.93	10.009	546	67.09
100,000.01 - 150,000.00	194	23,706,014	11.91	9.155	546	68.33
150,000.01 - 200,000.00	98	17,000,464	8.54	8.665	538	71.85
200,000.01 - 250,000.00	55	12,311,860	6.18	8.480	525	71.48
250,000.01 - 300,000.00	27	7,402,217	3.72	8.727	513	72.90
300,000.01 - 350,000.00	34	10,977,770	5.51	6.897	598	55.91
350,000.01 - 400,000.00	41	15,411,902	7.74	7.282	670	56.87
400,000.01 - 450,000.00	24	10,052,904	5.05	6.663	653	67.74
450,000.01 - 500,000.00	8	3,862,626	1.94	7.345	699	64.81
500,000.01 - 550,000.00	14	7,350,265	3.69	7.150	625	70.88
550,000.01 - 600,000.00	12	6,948,761	3.49	6.967	655	51.99
600,000.01 - 650,000.00	9	5,736,577	2.88	6.966	648	61.14
650,000.01 - 700,000.00	5	3,383,174	1.70	7.876	544	71.55
700,000.01 - 750,000.00	4	2,946,421	1.48	6.918	544	75.64
750,000.01 - 800,000.00	1	757,073	0.38	7.375	508	93.47
800,000.01 - 850,000.00	2	1,645,933	0.83	5.957	699	70.87
850,000.01 - 900,000.00	1	873,475	0.44	5.750	646	82.40
900,000.01 - 950,000.00	1	903,756	0.45	6.250	783	12.47
950,000.01 - 1,000,000.00	1	957,398	0.48	6.500	748	73.65
1,000,000.01 >=	1	3,500,000	1.76	8.750	646	59.32
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

Remaining Term

Remaining Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1 - 60	70	919,768	0.46	10.439	601	36.58
61 - 120	603	23,717,317	11.91	10.637	564	59.35
121 - 180	241	20,109,424	10.10	8.239	653	49.40
181 - 240	99	4,497,231	2.26	9.451	565	74.81
241 - 300	453	30,503,070	15.32	10.049	565	58.40
301 - 360	549	119,014,685	59.77	7.911	579	70.58
Greater than or equal to 361	1	344,103	0.17	6.600	633	79.10
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Seasoning

Seasoning	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	47	11,715,901	5.88	9.998	527	64.12
1 - 12	462	84,335,150	42.36	7.764	567	76.24
13 - 24	90	8,735,672	4.39	8.455	581	74.88
25 - 36	8	1,626,224	0.82	7.696	594	54.93
37 - 48	81	26,224,570	13.17	6.898	712	43.65
49 - 60	44	4,524,351	2.27	9.520	532	76.26
61 - 120	1,273	61,169,145	30.72	10.329	563	57.88
121 - 180	8	642,428	0.32	7.658	539	33.74
181 - 240	2	124,018	0.06	10.108	512	30.45
241 - 300	1	8,139	0.00	19.000	531	16.61
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
5.000 - 5.499	8	2,378,424	1.19	5.307	701	66.49
5.500 - 5.999	31	11,893,144	5.97	5.863	664	68.99
6.000 - 6.499	55	15,316,110	7.69	6.216	660	62.76
6.500 - 6.999	87	28,061,277	14.09	6.744	651	62.41
7.000 - 7.499	65	17,623,165	8.85	7.233	581	65.23
7.500 - 7.999	82	13,952,113	7.01	7.733	566	72.20
8.000 - 8.499	78	9,507,210	4.77	8.234	534	73.87
8.500 - 8.999	175	17,721,815	8.90	8.749	571	63.57
9.000 - 9.499	122	10,415,211	5.23	9.186	537	64.87
9.500 - 9.999	276	15,541,861	7.81	9.766	566	62.86
10.000 - 10.499	145	8,960,285	4.50	10.215	530	64.66
10.500 - 10.999	323	20,648,584	10.37	10.794	539	65.41
11.000 - 11.499	139	7,409,959	3.72	11.219	537	59.42
11.500 - 11.999	191	11,397,698	5.72	11.751	522	64.01
12.000 - 12.499	62	2,987,292	1.50	12.146	542	64.92
12.500 - 12.999	100	3,254,729	1.63	12.746	536	63.08
13.000 - 13.499	20	708,361	0.36	13.237	538	85.02
13.500 - 13.999	30	684,937	0.34	13.718	540	72.88
14.000 - 14.499	8	195,475	0.10	14.192	528	64.75
14.500 - 14.999	14	372,754	0.19	14.636	604	64.01
15.000 - 15.499	2	27,015	0.01	15.156	553	64.45
15.500 - 15.999	2	40,039	0.02	15.634	573	78.44
19.000 - 19.499	1	8,139	0.00	19.000	531	16.61
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Unknown	2	221,737	0.11	6.569	661	56.60
Less than or equal to 50.00	151	12,816,014	6.44	8.218	649	26.95
50.01 - 55.00	46	5,176,613	2.60	8.166	643	37.67
55.01 - 60.00	85	12,056,275	6.06	9.157	615	49.72
60.01 - 65.00	111	11,969,894	6.01	8.928	583	53.62
65.01 - 70.00	191	20,791,113	10.44	9.197	571	58.44
70.01 - 75.00	215	22,465,178	11.28	8.526	584	62.56
75.01 - 80.00	528	58,517,633	29.39	8.158	580	69.86
80.01 - 85.00	194	19,035,876	9.56	8.758	569	75.49
85.01 - 90.00	186	20,264,250	10.18	8.537	551	78.72
90.01 - 95.00	48	4,981,865	2.50	8.609	545	92.98
95.01 - 100.00	247	10,125,505	5.09	10.307	574	91.33
Greater than or equal to 100.01	12	683,645	0.34	10.282	587	84.35
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

Current Combined Loan-to-Value Ratio

Current Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Unknown	2	221,737	0.11	6.569	661	56.60
Less than or equal to 50.00	297	19,498,304	9.79	8.360	651	28.44
50.01 - 55.00	106	7,118,791	3.58	8.462	634	46.49
55.01 - 60.00	127	14,326,243	7.20	9.145	618	51.60
60.01 - 65.00	153	16,992,848	8.53	8.706	582	53.17
65.01 - 70.00	185	19,765,329	9.93	9.562	555	60.09
70.01 - 75.00	230	25,621,242	12.87	8.630	576	65.29
75.01 - 80.00	349	46,003,975	23.11	8.007	576	74.00
80.01 - 85.00	159	18,738,448	9.41	8.675	562	76.90
85.01 - 90.00	132	15,507,082	7.79	8.220	548	84.87
90.01 - 95.00	90	6,009,902	3.02	9.048	551	93.33
95.01 - 100.00	176	8,659,959	4.35	10.095	575	92.72
Greater than or equal to 100.01	10	641,737	0.32	10.033	590	83.65
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Current Updated Combined Loan-to-Value Ratio

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	667	51,714,235	25.97	8.642	634	33.68
50.01 - 55.00	103	9,654,120	4.85	8.932	574	52.82
55.01 - 60.00	108	14,398,558	7.23	9.197	580	57.92
60.01 - 65.00	136	15,208,456	7.64	9.129	569	62.46
65.01 - 70.00	120	15,324,412	7.70	8.583	559	67.33
70.01 - 75.00	128	18,388,655	9.24	8.219	568	72.71
75.01 - 80.00	160	22,007,996	11.05	8.172	581	77.79
80.01 - 85.00	118	13,029,475	6.54	8.227	546	82.36
85.01 - 90.00	107	11,444,695	5.75	8.334	553	87.61
90.01 - 95.00	115	10,387,537	5.22	8.413	549	92.41
95.01 - 100.00	114	7,881,855	3.96	9.691	561	97.41
Greater than or equal to 100.01	140	9,665,605	4.85	9.014	553	109.69
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Not Available	24	1,947,443	0.98	9.882	0	56.98
Less than or equal to 499	488	48,583,720	24.40	9.342	465	70.27
500 - 524	267	21,251,158	10.67	9.465	511	70.14
525 - 549	248	22,414,719	11.26	9.186	535	69.30
550 - 574	177	12,012,877	6.03	9.306	561	67.19
575 - 599	168	12,732,481	6.39	9.186	588	66.37
600 - 624	134	11,330,907	5.69	8.419	613	66.79
625 - 649	122	16,463,500	8.27	8.023	639	69.67
650 - 674	121	11,809,615	5.93	7.799	660	62.42
675 - 699	85	9,441,042	4.74	7.403	687	65.91
700 - 724	66	7,911,098	3.97	7.746	711	53.19
725 - 749	54	7,435,750	3.73	7.343	736	48.75
750 - 774	29	5,192,843	2.61	6.958	766	57.21
775 - 799	21	7,933,664	3.98	6.552	789	38.88
Greater than or equal to 800	12	2,644,782	1.33	6.795	809	40.32
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
California	191	54,748,756	27.50	7.249	622	65.12
Florida	198	17,851,011	8.97	9.355	576	53.85
New York	166	16,671,195	8.37	9.067	568	59.19
New Jersey	85	10,051,913	5.05	9.357	567	54.28
Texas	89	7,999,210	4.02	8.298	573	79.46
Pennsylvania	116	7,252,183	3.64	9.200	575	66.67
North Carolina	125	7,021,618	3.53	9.955	550	75.49
Michigan	105	6,376,101	3.20	9.974	550	66.68
Maryland	73	6,240,250	3.13	9.070	570	49.34
Ohio	113	5,997,924	3.01	9.690	543	74.06
Georgia	80	5,784,824	2.91	9.403	576	68.77
Illinois	68	5,436,512	2.73	9.011	586	65.43
Tennessee	84	4,470,654	2.25	10.098	553	75.65
Connecticut	27	4,274,773	2.15	7.913	560	62.06
Nevada	21	3,787,164	1.90	9.046	499	69.80
Indiana	64	3,286,230	1.65	10.059	553	77.70
Washington	21	3,132,129	1.57	7.485	640	62.31
Virginia	39	2,798,768	1.41	9.351	524	59.66
Colorado	18	2,643,159	1.33	8.086	611	51.46
Massachusetts	19	2,363,820	1.19	8.426	678	52.32
South Carolina	56	2,280,622	1.15	10.050	543	80.76
Oregon	9	2,063,397	1.04	7.324	583	78.17
Utah	6	1,566,251	0.79	7.913	521	92.65
Arizona	21	1,279,059	0.64	9.128	555	61.26
Louisiana	23	1,260,307	0.63	10.017	551	78.71
Missouri	21	1,252,595	0.63	9.711	531	76.83
New Mexico	20	1,195,004	0.60	9.591	546	78.12
Minnesota	11	1,129,198	0.57	8.248	551	79.60
Wisconsin	11	1,123,500	0.56	8.332	585	67.44
Mississippi	27	1,113,962	0.56	10.436	541	75.19

*Geographic Distribution continued on the next page

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Maine	4	811,671	0.41	7.792	655	58.81
Arkansas	11	647,027	0.32	9.329	544	83.22
Oklahoma	6	608,469	0.31	8.171	508	75.44
Kentucky	17	557,511	0.28	10.786	575	71.25
Hawaii	2	482,182	0.24	5.842	727	66.70
Kansas	10	478,937	0.24	9.543	555	83.06
West Virginia	12	436,140	0.22	9.697	569	74.49
Delaware	6	381,550	0.19	10.640	505	83.16
Iowa	6	361,488	0.18	9.486	543	80.90
Alabama	6	311,282	0.16	9.801	528	89.25
Idaho	6	267,876	0.13	8.354	648	80.24
Nebraska	7	247,514	0.12	10.934	635	69.00
District of Columbia	2	204,475	0.10	9.383	621	102.26
Montana	1	200,810	0.10	8.990	477	83.67
Vermont	4	200,267	0.10	10.636	533	44.39
Rhode Island	4	186,817	0.09	10.467	681	57.60
Wyoming	2	149,746	0.08	9.389	670	51.39
New Hampshire	3	119,748	0.06	9.381	652	43.45
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Primary	702	106,269,571	53.37	8.344	549	74.53
Unknown	1,181	53,443,977	26.84	10.487	568	56.85
Investment	128	38,343,829	19.26	6.912	694	50.68
Second Home	5	1,048,222	0.53	7.819	622	74.31
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Full	1,671	122,499,093	61.52	9.078	574	62.55
Stated Documentation	230	51,862,537	26.05	8.156	584	73.74
Reduced	28	8,691,380	4.37	6.778	720	40.50
Limited	38	8,233,404	4.14	7.263	580	81.18
No Documentation	13	2,783,940	1.40	8.561	574	45.17
Unknown	19	2,333,047	1.17	9.286	519	64.13
Alternative	10	1,812,855	0.91	7.276	558	81.09
NIV/NAV	2	383,428	0.19	7.547	664	53.53
Full/Alt	4	306,091	0.15	9.551	506	67.83
No Ratio (NID)	1	199,823	0.10	10.500	457	44.41
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Refinance - Cashout	1,139	102,818,929	51.64	9.112	563	64.11
Purchase	445	51,079,790	25.65	7.972	589	73.31
Refinance - Rate Term	107	26,868,394	13.49	7.124	667	53.31
Unknown	287	14,465,440	7.27	10.338	563	64.50
Debt Consolidation	29	2,997,574	1.51	8.896	518	74.85
Home Improvement	9	875,472	0.44	9.924	476	62.24
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Single Family Residence	1,814	167,754,247	84.25	8.800	579	64.07
2-4 Family	52	11,829,331	5.94	7.638	606	72.74
PUD	60	11,672,156	5.86	7.376	627	75.87
Condo	51	6,118,169	3.07	8.082	580	62.95
Manufactured Housing	20	787,063	0.40	10.227	514	72.90
5 Family	9	487,327	0.24	10.868	552	44.90
Townhouse	8	310,203	0.16	10.987	536	58.52
Co-op	1	91,801	0.05	11.000	446	16.69
Rowhouse	1	55,301	0.03	9.490	541	42.25
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Rate Adjustment Date*

Year & Month of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Updated CLTV (%)
2005-11	9	1,960,430	2.39	7.270	673	70.67
2005-12	7	532,662	0.65	9.225	498	78.89
2006-01	7	585,052	0.71	7.560	581	81.35
2006-03	3	277,062	0.34	8.619	521	82.15
2006-04	10	1,633,307	1.99	9.371	533	58.98
2006-05	1	200,810	0.24	8.990	477	83.67
2006-06	2	232,799	0.28	8.472	529	88.92
2006-07	4	774,672	0.94	8.087	510	65.56
2006-08	6	1,305,125	1.59	7.709	593	75.50
2006-09	9	2,208,059	2.69	7.550	581	71.40
2006-10	9	2,259,230	2.75	6.958	610	74.94
2006-11	9	1,401,783	1.71	7.620	532	77.96
2006-12	17	3,234,214	3.94	7.138	565	79.86
2007-01	14	2,641,596	3.22	7.236	542	77.98
2007-02	12	3,996,073	4.87	7.264	611	76.54
2007-03	22	5,694,182	6.93	7.309	554	81.87
2007-04	60	14,816,860	18.04	7.352	550	80.82
2007-05	42	8,828,047	10.75	7.871	516	77.69
2007-06	21	4,307,179	5.24	7.939	509	72.84
2007-07	26	5,307,567	6.46	9.254	514	67.68
2007-08	39	5,742,074	6.99	10.926	527	60.34
2007-09	31	6,447,101	7.85	10.406	474	68.00
2007-10	8	980,400	1.19	11.138	482	62.50
2008-02	2	417,177	0.51	5.642	709	88.31
2008-03	1	167,200	0.20	6.975	492	77.77
2008-04	6	997,895	1.22	7.546	559	86.05
2008-05	1	221,240	0.27	6.825	556	70.23
2008-06	1	133,779	0.16	9.000	612	31.11
2008-07	1	509,210	0.62	7.300	594	84.17
2008-10	1	3,500,000	4.26	8.750	646	59.32
2009-12	2	469,694	0.57	5.600	669	79.44
2010-07	1	344,103	0.42	6.600	633	79.10
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
2.000 - 2.499	5	975,543	1.19	5.486	679	82.03
2.500 - 2.999	2	718,957	0.88	6.336	663	54.22
3.000 - 3.499	1	358,000	0.44	6.250	645	79.73
3.500 - 3.999	2	854,648	1.04	6.750	743	76.65
4.000 - 4.499	1	87,805	0.11	7.550	496	109.76
4.500 - 4.999	2	548,361	0.67	5.945	564	82.83
5.000 - 5.499	24	9,112,236	11.10	7.467	620	70.17
5.500 - 5.999	52	13,066,950	15.91	7.204	588	75.83
6.000 - 6.499	43	11,185,350	13.62	7.160	578	79.84
6.500 - 6.999	141	27,645,094	33.66	8.466	498	76.19
7.000 - 7.499	40	7,860,787	9.57	9.142	502	69.78
7.500 - 7.999	29	4,013,846	4.89	10.259	521	70.27
8.000 - 8.499	25	3,110,214	3.79	10.158	517	66.39
8.500 - 8.999	11	1,839,279	2.24	11.622	545	52.16
9.000 - 9.499	4	569,390	0.69	11.595	488	68.09
9.500 - 9.999	1	127,000	0.15	11.000	491	51.42
11.000 - 11.499	1	53,122	0.06	12.000	594	61.84
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
10.000 - 10.499	1	181,163	0.22	5.000	626	82.35
10.500 - 10.999	1	383,482	0.47	5.537	662	55.66
11.000 - 11.499	1	333,700	0.41	5.375	697	77.60
11.500 - 11.999	3	498,296	0.61	5.562	701	91.08
12.000 - 12.499	14	5,872,958	7.15	5.975	641	80.51
12.500 - 12.999	18	4,992,831	6.08	6.133	594	78.52
13.000 - 13.499	25	8,497,448	10.35	6.796	568	78.52
13.500 - 13.999	41	11,472,878	13.97	7.048	548	80.74
14.000 - 14.499	42	8,409,438	10.24	7.418	542	77.93
14.500 - 14.999	50	12,189,062	14.84	8.265	565	70.92
15.000 - 15.499	37	5,642,309	6.87	8.790	504	71.51
15.500 - 15.999	26	4,663,446	5.68	8.833	527	76.43
16.000 - 16.499	19	2,597,709	3.16	9.561	499	71.52
16.500 - 16.999	24	3,968,346	4.83	10.380	480	70.19
17.000 - 17.499	22	3,005,301	3.66	10.889	509	54.54
17.500 - 17.999	33	5,392,059	6.57	11.486	502	63.42
18.000 - 18.499	9	1,270,359	1.55	11.879	514	63.05
18.500 - 18.999	18	2,755,796	3.36	11.321	475	66.62
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
2.000 - 2.499	5	975,543	1.19	5.486	679	82.03
3.000 - 3.499	1	358,000	0.44	6.250	645	79.73
3.500 - 3.999	2	854,648	1.04	6.750	743	76.65
4.500 - 4.999	1	395,932	0.48	5.250	631	79.99
5.000 - 5.499	11	3,010,352	3.67	6.215	656	71.02
5.500 - 5.999	35	10,715,475	13.05	6.810	599	76.25
6.000 - 6.499	18	4,671,423	5.69	6.674	578	83.15
6.500 - 6.999	48	11,545,763	14.06	7.024	542	81.06
7.000 - 7.499	36	8,961,440	10.91	7.344	528	80.87
7.500 - 7.999	40	7,370,138	8.97	7.765	545	73.74
8.000 - 8.499	30	4,899,515	5.97	8.949	512	69.21
8.500 - 8.999	39	9,419,308	11.47	9.167	555	69.02
9.000 - 9.499	23	4,139,834	5.04	9.139	494	70.21
9.500 - 9.999	12	1,611,783	1.96	9.433	496	71.63
10.000 - 10.499	21	3,078,909	3.75	11.103	490	66.00
10.500 - 10.999	34	6,031,726	7.34	10.907	490	69.16
11.000 - 11.499	12	1,423,833	1.73	11.168	529	49.37
11.500 - 11.999	15	2,455,079	2.99	11.713	471	61.39
12.000 - 12.499	1	207,880	0.25	12.000	485	65.99
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.001 - 1.000	22	1,849,109	2.25	8.795	530	80.82
1.001 - 2.000	108	24,931,688	30.36	7.389	569	75.84
2.001 - 3.000	231	48,136,129	58.61	8.467	528	74.27
4.001 - 5.000	17	2,603,055	3.17	10.483	527	65.25
5.001 - 6.000	5	4,455,643	5.43	8.114	656	64.23
6.001 - 7.000	1	150,958	0.18	8.740	430	55.09
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1.000 - 1.999	343	71,740,335	87.35	8.028	541	75.10
2.000 - 2.999	19	6,334,456	7.71	9.330	604	64.32
3.000 - 3.999	21	3,668,308	4.47	9.711	554	71.76
5.000 - 5.999	1	383,482	0.47	5.537	662	55.66
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
5.000 - 5.499	3	261,879	0.32	6.004	589	79.23
5.500 - 5.999	3	520,033	0.63	6.351	610	61.26
6.000 - 6.499	120	26,035,403	31.70	9.447	535	66.48
6.500 - 6.999	68	16,207,351	19.73	6.949	581	83.97
7.000 - 7.499	177	37,125,564	45.21	7.747	544	75.44
8.000 - 8.499	13	1,976,351	2.41	10.990	477	68.07
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	1,636	125,282,457	62.92	9.034	597	59.15
12	25	9,879,989	4.96	8.138	591	68.85
24	273	50,077,639	25.15	8.026	543	77.71
36	62	10,356,519	5.20	7.283	611	74.63
60	20	3,508,995	1.76	8.807	535	64.04
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

Lien Position

Lien Position	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1st Lien	1,715	189,082,265	94.97	8.527	583	64.01
2nd Lien	301	10,023,333	5.03	10.780	581	87.46
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

Loan Status

Loan Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Active	1,676	171,114,608	85.94	8.499	594	63.96
Forbearance	153	16,286,469	8.18	8.990	512	74.05
Bankruptcy	187	11,704,522	5.88	10.231	513	70.81
Total:	**2,016**	**199,105,599**	**100.00**	**8.641**	**583**	**65.19**

DESCRIPTION OF THE FIXED RATE COLLATERAL

SUMMARY – FIXED RATE POOL			
Number of Mortgage Loans:	1,632	Index Type:	
Aggregate Principal Balance:	$116,979,017	Fixed Rate:	100%
Average Original Principal Balance::	$80,231	Property Type:	
Average Current Principal Balance:	$71,678	Single Family Residence	88.94%
Range:	$808 - $957,398	Condo	2.14%
W.A. Coupon:	8.955%	PUD	3.97%
Range:	5.250% - 19.000%	2-4 Family	3.57%
W.A. Remaining Term:	233 months	Manufactured Housing	0.57%
Range:	1 – 360 months	Co-Op	0.08%
W.A. Seasoning:	58 months	Other	0.73%
Latest Maturity Date:	September 1, 2035	Occupancy Status:	
State Concentration (Top 5):		Primary:	27.08%
California:	19.15%	Investment:	27.25%
New York:	8.68%	Second Home:	0.00%
Florida:	6.42%	Unknown:	45.67%
Pennsylvania:	5.53%	Cashflow Velocity:	
North Carolina:	5.21%	1 Month:	115.08%
Non-Zero W.A. Current Combined LTV:	69.71%	3 Month:	109.95%
W.A. Current Updated Combined LTV[1]:	58.99%	5 Month:	108.44%
First Liens:	91.45%	Non-Zero W.A. Prepayment Penalty – Term (months):	34
Second Liens:	8.55%	Loans with Prepay Penalties:	12.07%
Non-Balloon Loans:	85.08%	Loans with Primary Mortgage Insurance	1.21%
Non-Zero Current W.A. FICO Score:	607		
Loans in Bankruptcy:	8.51%		
Delinquency:			
Current:	83.57%		
30-59 Days:	6.31%		
60+ Days:	10.12%		

1. Current Updated CLTV's are calculated by taking the UPB date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. For purposes of calculating updated CLTV's, a BPO was used for 99.63% of the Fixed Rate Mortgage Loans by balance and an AVM was used for 0.03% of the Fixed Rate Mortgage Loans by balance. Neither a BPO nor an AVM was used on 0.34% of the Fixed Rate Mortgage Loans by balance.

DESCRIPTION OF THE FIXED RATE COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Fixed Rate	1,632	116,979,017	100.00	8.955	607	58.99
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0 - 29	1,314	97,755,592	83.57	8.703	628	57.33
30 - 59	146	7,380,060	6.31	10.412	506	60.73
60 - 89	32	2,243,849	1.92	9.942	493	69.21
90 - 119	24	1,579,268	1.35	9.792	507	73.59
Greater than or equal to 120	116	8,020,249	6.86	10.246	500	71.85
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	846	22,531,285	19.26	10.829	571	61.23
50,000.01 - 100,000.00	505	30,999,539	26.50	10.226	556	64.70
100,000.01 - 150,000.00	142	15,550,258	13.29	9.456	562	63.82
150,000.01 - 200,000.00	35	5,716,821	4.89	8.951	581	70.08
200,000.01 - 250,000.00	13	2,750,993	2.35	7.192	574	57.66
250,000.01 - 300,000.00	4	1,080,469	0.92	8.168	541	71.62
300,000.01 - 350,000.00	4	1,273,626	1.09	6.367	540	65.48
350,000.01 - 400,000.00	26	8,918,984	7.62	6.919	705	43.53
400,000.01 - 450,000.00	16	5,925,510	5.07	6.996	684	51.92
450,000.01 - 500,000.00	16	6,548,501	5.60	6.441	752	50.68
500,000.01 - 550,000.00	3	1,544,872	1.32	6.229	743	56.51
550,000.01 - 600,000.00	4	2,109,020	1.80	7.385	602	37.81
600,000.01 - 650,000.00	9	5,389,998	4.61	6.746	677	49.53
650,000.01 - 700,000.00	5	3,233,178	2.76	7.371	642	51.84
700,000.01 - 750,000.00	1	741,177	0.63	5.750	692	49.41
800,000.01 - 850,000.00	1	803,632	0.69	5.990	791	68.39
950,000.01 - 1,000,000.00	2	1,861,154	1.59	6.379	765	43.94
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	950	26,899,944	23.00	10.698	574	59.61
50,000.01 - 100,000.00	439	29,855,982	25.52	10.177	551	65.34
100,000.01 - 150,000.00	113	13,619,206	11.64	9.422	564	65.71
150,000.01 - 200,000.00	33	5,677,810	4.85	8.399	595	65.87
200,000.01 - 250,000.00	10	2,226,162	1.90	7.661	564	61.72
250,000.01 - 300,000.00	3	831,197	0.71	7.544	557	75.52
300,000.01 - 350,000.00	17	5,473,444	4.68	6.478	661	43.33
350,000.01 - 400,000.00	24	8,975,460	7.67	7.051	730	43.22
400,000.01 - 450,000.00	14	5,826,727	4.98	6.751	684	59.07
450,000.01 - 500,000.00	6	2,905,300	2.48	6.903	725	62.04
500,000.01 - 550,000.00	5	2,629,454	2.25	6.403	697	48.36
550,000.01 - 600,000.00	7	4,104,738	3.51	6.697	706	37.43
600,000.01 - 650,000.00	5	3,194,311	2.73	6.746	637	55.15
650,000.01 - 700,000.00	2	1,353,319	1.16	8.629	530	72.04
700,000.01 - 750,000.00	1	741,177	0.63	5.750	692	49.41
800,000.01 - 850,000.00	1	803,632	0.69	5.990	791	68.39
900,000.01 - 950,000.00	1	903,756	0.77	6.250	783	12.47
950,000.01 - 1,000,000.00	1	957,398	0.82	6.500	748	73.65
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

Remaining Term

Remaining Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1 - 60	70	919,768	0.79	10.439	601	36.58
61 - 120	603	23,717,317	20.27	10.637	564	59.35
121 - 180	241	20,109,424	17.19	8.239	653	49.40
181 - 240	98	4,453,729	3.81	9.477	565	75.01
241 - 300	441	28,596,243	24.45	10.194	560	57.53
301 - 360	179	39,182,535	33.50	7.307	649	63.47
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Seasoning

Seasoning	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	2	203,000	0.17	8.557	436	33.60
1 - 12	170	20,113,956	17.19	7.530	622	76.73
13 - 24	65	5,070,766	4.33	8.659	598	74.35
25 - 36	5	526,242	0.45	6.814	577	73.23
37 - 48	76	25,824,101	22.08	6.842	715	42.80
49 - 60	41	4,239,668	3.62	9.623	532	76.41
61 - 120	1,263	60,270,201	51.52	10.344	563	57.78
121 - 180	7	598,926	0.51	7.715	544	32.24
181 – 240	2	124,018	0.11	10.108	512	30.45
241 - 300	1	8,139	0.01	19.000	531	16.61
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
5.000 - 5.499	2	849,099	0.73	5.327	783	47.92
5.500 - 5.999	15	5,466,645	4.67	5.905	710	57.76
6.000 - 6.499	37	9,911,637	8.47	6.196	694	52.59
6.500 - 6.999	42	15,483,983	13.24	6.715	722	47.58
7.000 - 7.499	27	7,918,190	6.77	7.210	630	46.00
7.500 - 7.999	32	4,008,601	3.43	7.733	594	68.83
8.000 - 8.499	48	5,315,961	4.54	8.237	556	69.30
8.500 - 8.999	138	8,170,586	6.98	8.754	580	55.11
9.000 - 9.499	100	6,309,612	5.39	9.223	565	61.66
9.500 - 9.999	259	13,038,808	11.15	9.778	574	62.49
10.000 - 10.499	132	7,102,889	6.07	10.222	541	65.11
10.500 - 10.999	287	14,222,183	12.16	10.765	562	64.09
11.000 - 11.499	118	5,086,313	4.35	11.207	547	62.18
11.500 - 11.999	163	7,031,918	6.01	11.728	542	65.27
12.000 - 12.499	57	1,975,581	1.69	12.203	550	65.86
12.500 - 12.999	98	3,050,287	2.61	12.730	540	63.14
13.000 - 13.499	20	708,361	0.61	13.237	538	85.02
13.500 - 13.999	30	684,937	0.59	13.718	540	72.88
14.000 - 14.499	8	195,475	0.17	14.192	528	64.75
14.500 - 14.999	14	372,754	0.32	14.636	604	64.01
15.000 - 15.499	2	27,015	0.02	15.156	553	64.45
15.500 - 15.999	2	40,039	0.03	15.634	573	78.44
19.000 - 19.499	1	8,139	0.01	19.000	531	16.61
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Unknown	2	221,737	0.19	6.569	661	56.60
Less than or equal to 50.00	130	9,775,385	8.36	7.755	686	24.26
50.01 - 55.00	41	4,259,120	3.64	7.779	676	35.04
55.01 - 60.00	63	4,788,662	4.09	8.183	667	36.92
60.01 - 65.00	85	6,482,746	5.54	8.475	645	47.99
65.01 - 70.00	138	11,070,447	9.46	8.490	624	50.05
70.01 - 75.00	177	14,239,577	12.17	8.590	622	55.89
75.01 - 80.00	412	32,116,389	27.45	9.027	591	62.75
80.01 - 85.00	153	9,990,508	8.54	10.021	560	69.33
85.01 - 90.00	136	10,912,191	9.33	9.367	560	69.33
90.01 - 95.00	42	3,035,061	2.59	9.262	540	91.92
95.01 - 100.00	241	9,403,550	8.04	10.568	576	91.75
Greater than or equal to 100.01	12	683,645	0.58	10.282	587	84.35
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

Current Combined Loan-to-Value Ratio

Current Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Unknown	2	221,737	0.19	6.569	661	56.60
Less than or equal to 50.00	276	16,457,675	14.07	8.111	674	27.11
50.01 - 55.00	101	6,201,298	5.30	8.241	655	45.99
55.01 - 60.00	104	6,945,290	5.94	8.496	656	44.75
60.01 - 65.00	127	11,505,897	9.84	8.332	618	49.62
65.01 - 70.00	133	10,157,807	8.68	9.127	597	52.63
70.01 - 75.00	191	17,282,862	14.77	8.736	604	61.06
75.01 - 80.00	233	19,602,731	16.76	9.229	590	67.94
80.01 - 85.00	119	9,805,859	8.38	9.880	547	71.85
85.01 - 90.00	82	6,155,023	5.26	9.212	560	77.56
90.01 - 95.00	83	4,019,596	3.44	9.777	550	93.12
95.01 - 100.00	171	7,981,506	6.82	10.366	577	93.14
Greater than or equal to 100.01	10	641,737	0.55	10.033	590	83.65
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Current Updated Combined Loan-to-Value Ratio

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	638	47,546,365	40.65	8.565	644	33.41
50.01 - 55.00	83	6,165,393	5.27	8.737	603	52.74
55.01 - 60.00	86	6,236,933	5.33	8.973	583	57.29
60.01 - 65.00	96	7,952,718	6.80	8.791	604	62.54
65.01 - 70.00	86	8,225,719	7.03	8.286	593	67.29
70.01 - 75.00	86	7,210,937	6.16	8.930	597	72.34
75.01 - 80.00	103	7,774,315	6.65	9.449	578	77.29
80.01 - 85.00	76	4,842,588	4.14	9.598	561	82.53
85.01 - 90.00	79	5,380,980	4.60	9.334	574	87.19
90.01 - 95.00	85	3,739,387	3.20	10.082	557	92.47
95.01 - 100.00	98	5,668,062	4.85	10.276	576	97.41
Greater than or equal to 100.01	116	6,235,620	5.33	9.934	555	110.58
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Not Available	19	1,082,276	0.93	10.069	0	54.13
Less than or equal to 499	326	19,385,347	16.57	10.080	465	64.49
500 - 524	215	11,963,317	10.23	9.941	512	64.50
525 - 549	202	14,109,867	12.06	9.593	536	68.86
550 - 574	150	7,123,846	6.09	10.120	561	62.65
575 - 599	146	7,145,742	6.11	10.223	586	64.26
600 - 624	114	6,621,478	5.66	9.330	613	59.45
625 - 649	102	6,535,455	5.59	9.037	636	63.92
650 - 674	108	7,776,153	6.65	8.181	660	55.32
675 - 699	74	6,266,038	5.36	7.925	685	59.81
700 - 724	64	7,301,602	6.24	7.780	711	50.72
725 - 749	53	7,079,465	6.05	7.388	737	47.55
750 - 774	27	4,306,783	3.68	7.056	765	51.93
775 - 799	20	7,636,865	6.53	6.584	789	37.91
Greater than or equal to 800	12	2,644,782	2.26	6.795	809	40.32
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
California	96	22,404,810	19.15	7.043	686	51.38
New York	140	10,150,284	8.68	9.241	606	51.97
Florida	151	7,511,430	6.42	9.592	598	37.82
Pennsylvania	108	6,474,548	5.53	9.272	580	65.83
North Carolina	117	6,091,721	5.21	10.277	553	71.80
New Jersey	62	5,524,209	4.72	8.859	605	45.62
Ohio	105	5,301,112	4.53	10.014	546	71.37
Texas	65	4,746,510	4.06	8.165	592	76.61
Maryland	65	4,535,356	3.88	9.112	576	49.35
Michigan	89	4,393,283	3.76	10.607	576	57.14
Georgia	70	4,145,144	3.54	10.036	589	67.68
Illinois	60	4,141,571	3.54	9.336	613	59.71
Tennessee	77	3,912,827	3.34	10.295	556	73.59
Indiana	61	2,961,987	2.53	10.285	552	76.01
Connecticut	21	2,804,626	2.40	8.180	599	48.01
South Carolina	55	2,223,664	1.90	10.112	544	80.81
Washington	13	1,978,227	1.69	7.006	697	52.63
Massachusetts	17	1,922,800	1.64	8.271	694	48.28
Colorado	11	1,573,529	1.35	7.515	687	35.56
Virginia	29	1,369,185	1.17	9.943	527	58.07
Oregon	7	1,201,380	1.03	7.158	707	72.88
New Mexico	18	976,610	0.83	9.537	560	75.24
Utah	5	904,513	0.77	8.690	515	103.48
Mississippi	24	886,688	0.76	10.985	552	73.14
Louisiana	19	851,624	0.73	11.016	561	69.58
Nevada	7	821,545	0.70	8.258	537	60.06
Arizona	17	756,229	0.65	9.520	575	60.01
Missouri	12	568,059	0.49	10.017	569	74.17
Kentucky	17	557,511	0.48	10.786	575	71.25
Wisconsin	8	555,407	0.47	8.555	659	56.74

*Geographic Distribution continued on the next page

DESCRIPTION OF THE FIXED RATE COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Maine	2	481,079	0.41	8.426	726	41.63
Minnesota	7	443,055	0.38	9.333	550	68.10
West Virginia	12	436,140	0.37	9.697	569	74.49
Kansas	9	431,802	0.37	9.575	558	80.69
Iowa	6	361,488	0.31	9.486	543	80.90
Arkansas	8	346,046	0.30	9.998	562	75.70
Delaware	5	344,049	0.29	10.546	499	83.15
Nebraska	7	247,514	0.21	10.934	635	69.00
Oklahoma	4	242,448	0.21	9.949	548	67.03
Alabama	5	204,696	0.17	11.143	505	86.48
District of Columbia	2	204,475	0.17	9.383	621	102.26
Vermont	4	200,267	0.17	10.636	533	44.39
Rhode Island	4	186,817	0.16	10.467	681	57.60
Hawaii	1	185,382	0.16	5.990	643	71.30
Wyoming	2	149,746	0.13	9.389	670	51.39
Idaho	5	147,876	0.13	10.273	654	79.07
New Hampshire	3	119,748	0.10	9.381	652	43.45
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Unknown	1,180	53,420,571	45.67	10.487	569	56.83
Investment	102	31,878,021	27.25	6.781	714	45.39
Primary	350	31,680,425	27.08	8.560	564	76.32
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Full	1,485	90,897,521	77.70	9.348	598	58.07
Stated Documentation	80	12,217,876	10.44	7.748	622	78.80
Reduced	26	8,496,354	7.26	6.787	724	39.94
No Documentation	7	2,166,865	1.85	7.706	599	44.93
Limited	16	1,661,450	1.42	8.775	540	76.17
Unknown	9	827,957	0.71	8.876	488	64.06
Full/Alt	4	306,091	0.26	9.551	506	67.83
No Ratio (NID)	1	199,823	0.17	10.500	457	44.41
Alternative	3	157,126	0.13	9.173	488	66.95
NIV/NAV	1	47,954	0.04	9.625	664	60.18
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Refinance - Cashout	918	53,891,257	46.07	9.392	590	57.65
Purchase	314	24,191,465	20.68	8.842	611	66.57
Refinance - Rate Term	84	22,119,203	18.91	7.083	686	48.25
Unknown	287	14,465,440	12.37	10.338	563	64.50
Debt Consolidation	22	1,817,511	1.55	8.980	506	80.06
Home Improvement	7	494,139	0.42	10.191	488	76.10
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Single Family Residence	1,493	104,039,098	88.94	9.055	604	58.55
PUD	36	4,641,621	3.97	7.436	649	71.38
2-4 Family	30	4,179,639	3.57	7.793	659	66.51
Condo	36	2,501,744	2.14	8.501	649	43.96
Manufactured Housing	18	672,283	0.57	10.249	517	69.01
5 Family	9	487,327	0.42	10.868	552	44.90
Townhouse	8	310,203	0.27	10.987	536	58.52
Co-op	1	91,801	0.08	11.000	446	16.69
Rowhouse	1	55,301	0.05	9.490	541	42.25
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE FIXED RATE COLLATERAL

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	1,503	102,861,421	87.93	9.081	608	56.88
12	8	1,334,485	1.14	7.121	626	71.19
24	67	3,984,661	3.41	9.967	555	86.72
36	44	6,772,719	5.79	6.998	646	72.75
60	10	2,025,730	1.73	8.356	518	57.45
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

Lien Position

Lien Position	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1st Lien	1,332	106,981,190	91.45	8.785	610	56.33
2nd Lien	300	9,997,826	8.55	10.779	581	87.46
Total:	**1,632**	**116,979,017**	**100.00**	**8.955**	**607**	**58.99**

Loan Status

Loan Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Active	1,342	96,344,311	82.36	8.752	628	56.59
Forbearance	120	10,678,807	9.13	9.362	506	71.79
Bankruptcy	170	9,955,898	8.51	10.485	516	68.46
Total:	**1,632**	**116,979,017**	**100**	**8.955**	**607**	**58.99**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

SUMMARY – ADJUSTABLE RATE POOL			
Number of Mortgage Loans:	384	Index Type:	
Aggregate Principal Balance:	$82,126,582	1 Year CMT:	0.27%
Average Original Principal Balance::	$214,793	6 Month LIBOR:	98.03%
Average Current Principal Balance:	$213,871	1 Month LIBOR	1.69%
Range:	$23,406 - $3,500,000		
W.A. Coupon:	8.192%	W.A. Initial Periodic Cap[2]:	2.751%
Range:	5.000% - 12.990%	W.A. Subsequent Periodic Cap:	1.395%
W.A. Gross Margin:	6.428%	W.A. Lifetime Rate Cap:	6.597%
Range:	2.000% - 11.000%	Property Type:	
W.A. Remaining Term:	353 months	Single Family Residence	77.58%
Range:	208 – 478 months	Condo	4.40%
W.A. Seasoning:	6 months	PUD	8.56%
Latest Maturity Date:	July 1, 2045	2-4 Family	9.31%
State Concentration (Top 5):		Manufactured Housing	0.14%
California:	39.38%		
Florida:	12.59%	Occupancy Status:	
New York:	7.94%	Primary:	90.82%
New Jersey:	5.51%	Investment:	7.87%
Texas:	3.96%	Second Home:	1.28%
		Unknown:	0.03%
Non-Zero W.A. Current Combined LTV:	75.29%	Cashflow Velocity:	
W.A. Current Updated Combined LTV[1]:	74.03%	1 Month:	111.61%
First Liens:	99.97%	3 Month:	95.89%
Second Liens:	0.03%	5 Month:	91.44%
Non-Balloon Loans:	99.51%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Non-Zero Current W.A. FICO Score:	547	Loans with Prepay Penalties:	72.70%
Loans in Bankruptcy:	2.13%	Loans with Primary Mortgage Insurance	0.29%
Delinquency:			
Current:	86.79%		
30-59 Days:	9.18%		
60+ Days:	4.04%		

1. Current Updated CLTV's are calculated by taking the UPB date plus the senior balance, in the case of second liens, divided by the BPO value, if available. If a BPO was not available, then an AVM was used. For purposes of calculating updated CLTV's, a BPO was used for 100.00% of the Adjustable Rate Mortgage Loans by balance and an AVM was used for 0.00% of the Adjustable Rate Mortgage Loans by balance.

2. The Weighted Average Initial Periodic Cap was calculated by taking the Initial Periodic Cap for those loans that have not yet reset and the Subsequent Periodic Cap for those loans that have already reset.

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
ARM	384	82,126,582	100.00	8.192	547	74.03
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

Days Delinquent

Days Delinquent	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0 - 29	320	71,273,693	86.79	8.238	555	73.40
30 - 59	38	7,538,521	9.18	7.551	497	77.44
60 - 89	5	955,535	1.16	8.910	477	70.31
90 - 119	4	684,594	0.83	7.426	506	80.42
Greater than or equal to 120	17	1,674,238	2.04	9.026	494	84.85
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Principal Balance at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	18	771,510	0.94	10.031	509	67.48
50,000.01 - 100,000.00	77	5,849,573	7.12	9.153	519	76.00
100,000.01 - 150,000.00	81	10,086,808	12.28	8.793	521	71.86
150,000.01 - 200,000.00	65	11,322,654	13.79	8.798	509	74.85
200,000.01 - 250,000.00	45	10,085,697	12.28	8.660	517	73.63
250,000.01 - 300,000.00	24	6,571,020	8.00	8.876	507	72.57
300,000.01 - 350,000.00	17	5,504,326	6.70	7.314	536	68.43
350,000.01 - 400,000.00	17	6,436,442	7.84	7.604	586	75.91
400,000.01 - 450,000.00	9	3,782,483	4.61	6.624	606	80.22
450,000.01 - 500,000.00	3	1,401,021	1.71	7.790	632	73.85
500,000.01 - 550,000.00	9	4,720,811	5.75	7.567	585	83.43
550,000.01 - 600,000.00	5	2,844,023	3.46	7.356	583	73.00
600,000.01 - 650,000.00	4	2,542,266	3.10	7.241	660	68.67
650,000.01 - 700,000.00	3	2,029,854	2.47	7.375	554	71.22
700,000.01 - 750,000.00	3	2,205,244	2.69	7.310	494	84.46
750,000.01 - 800,000.00	1	757,073	0.92	7.375	508	93.47
800,000.01 - 850,000.00	1	842,301	1.03	5.925	611	73.24
850,000.01 - 900,000.00	1	873,475	1.06	5.750	646	82.40
1,000,000.01 >=	1	3,500,000	4.26	8.750	646	59.32
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.01 - 50,000.00	18	771,510	0.94	10.031	509	67.48
50,000.01 - 100,000.00	77	5,849,573	7.12	9.153	519	76.00
100,000.01 - 150,000.00	81	10,086,808	12.28	8.793	521	71.86
150,000.01 - 200,000.00	65	11,322,654	13.79	8.798	509	74.85
200,000.01 - 250,000.00	45	10,085,697	12.28	8.660	517	73.63
250,000.01 - 300,000.00	24	6,571,020	8.00	8.876	507	72.57
300,000.01 - 350,000.00	17	5,504,326	6.70	7.314	536	68.43
350,000.01 - 400,000.00	17	6,436,442	7.84	7.604	586	75.91
400,000.01 - 450,000.00	10	4,226,177	5.15	6.543	611	79.69
450,000.01 - 500,000.00	2	957,326	1.17	8.689	621	73.23
500,000.01 - 550,000.00	9	4,720,811	5.75	7.567	585	83.43
550,000.01 - 600,000.00	5	2,844,023	3.46	7.356	583	73.00
600,000.01 - 650,000.00	4	2,542,266	3.10	7.241	660	68.67
650,000.01 - 700,000.00	3	2,029,854	2.47	7.375	554	71.22
700,000.01 - 750,000.00	3	2,205,244	2.69	7.310	494	84.46
750,000.01 - 800,000.00	1	757,073	0.92	7.375	508	93.47
800,000.01 - 850,000.00	1	842,301	1.03	5.925	611	73.24
850,000.01 - 900,000.00	1	873,475	1.06	5.750	646	82.40
1,000,000.01 >=	1	3,500,000	4.26	8.750	646	59.32
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

Remaining Term

Remaining Term	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
181 - 240	1	43,502	0.05	6.875	472	54.45
241 - 300	12	1,906,826	2.32	7.874	643	71.39
301 - 360	370	79,832,150	97.21	8.207	545	74.08
Greater than or equal to 361	1	344,103	0.42	6.600	633	79.10
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Seasoning

Seasoning	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	45	11,512,901	14.02	10.024	529	64.65
1 - 12	292	64,221,195	78.20	7.837	550	76.09
13 - 24	25	3,664,906	4.46	8.172	556	75.60
25 - 36	3	1,099,983	1.34	8.118	602	46.17
37 - 48	5	400,469	0.49	10.536	510	98.48
49 - 60	3	284,683	0.35	7.998	529	74.01
61 - 120	10	898,944	1.09	9.333	520	64.39
121 - 180	1	43,502	0.05	6.875	472	54.45
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
5.000 - 5.499	6	1,529,325	1.86	5.296	655	76.81
5.500 - 5.999	16	6,426,499	7.83	5.827	625	78.53
6.000 - 6.499	18	5,404,473	6.58	6.252	597	81.40
6.500 - 6.999	45	12,577,294	15.31	6.780	563	80.66
7.000 - 7.499	38	9,704,975	11.82	7.251	540	80.93
7.500 - 7.999	50	9,943,511	12.11	7.733	554	73.56
8.000 - 8.499	30	4,191,249	5.10	8.229	507	79.67
8.500 - 8.999	37	9,551,229	11.63	8.745	563	70.81
9.000 - 9.499	22	4,105,599	5.00	9.127	495	69.79
9.500 - 9.999	17	2,503,053	3.05	9.705	521	64.81
10.000 - 10.499	13	1,857,395	2.26	10.189	477	62.94
10.500 - 10.999	36	6,426,400	7.82	10.859	489	68.32
11.000 - 11.499	21	2,323,646	2.83	11.245	515	53.39
11.500 - 11.999	28	4,365,780	5.32	11.788	490	61.97
12.000 - 12.499	5	1,011,711	1.23	12.035	527	63.09
12.500 - 12.999	2	204,442	0.25	12.990	471	62.23
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Original Combined Loan-to-Value Ratio

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	21	3,040,629	3.70	9.707	530	35.62
50.01 - 55.00	5	917,493	1.12	9.962	491	49.87
55.01 - 60.00	22	7,267,613	8.85	9.799	579	58.15
60.01 - 65.00	26	5,487,147	6.68	9.463	509	60.27
65.01 - 70.00	53	9,720,667	11.84	10.002	510	67.99
70.01 - 75.00	38	8,225,602	10.02	8.415	517	74.11
75.01 - 80.00	116	26,401,244	32.15	7.099	565	78.50
80.01 - 85.00	41	9,045,367	11.01	7.362	578	82.29
85.01 - 90.00	50	9,352,059	11.39	7.567	540	89.67
90.01 - 95.00	6	1,946,804	2.37	7.591	554	94.62
95.01 - 100.00	6	721,956	0.88	6.906	548	85.78
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

Current Combined Loan-to-Value Ratio

Current Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	21	3,040,629	3.70	9.707	530	35.62
50.01 - 55.00	5	917,493	1.12	9.962	491	49.87
55.01 - 60.00	23	7,380,953	8.99	9.756	581	58.05
60.01 - 65.00	26	5,486,951	6.68	9.490	504	60.63
65.01 - 70.00	52	9,607,522	11.70	10.022	510	67.98
70.01 - 75.00	39	8,338,380	10.15	8.411	518	74.06
75.01 - 80.00	116	26,401,244	32.15	7.099	565	78.50
80.01 - 85.00	40	8,932,589	10.88	7.352	578	82.44
85.01 - 90.00	50	9,352,059	11.39	7.567	540	89.67
90.01 - 95.00	7	1,990,306	2.42	7.576	552	93.74
95.01 - 100.00	5	678,454	0.83	6.908	553	87.79
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Current Updated Combined Loan-to-Value Ratio

Current Updated Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Less than or equal to 50.00	29	4,167,870	5.07	9.522	515	36.73
50.01 - 55.00	20	3,488,726	4.25	9.276	524	52.96
55.01 - 60.00	22	8,161,625	9.94	9.367	578	58.40
60.01 - 65.00	40	7,255,738	8.83	9.499	529	62.38
65.01 - 70.00	34	7,098,693	8.64	8.926	519	67.38
70.01 - 75.00	42	11,177,718	13.61	7.761	550	72.95
75.01 - 80.00	57	14,233,681	17.33	7.474	582	78.07
80.01 - 85.00	42	8,186,888	9.97	7.416	538	82.26
85.01 - 90.00	28	6,063,715	7.38	7.447	535	87.99
90.01 - 95.00	30	6,648,150	8.10	7.474	544	92.37
95.01 - 100.00	16	2,213,793	2.70	8.194	522	97.41
Greater than or equal to 100.01	24	3,429,985	4.18	7.340	548	108.07
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

Current FICO Score

Current FICO Score	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Not Available	5	865,167	1.05	9.648	0	60.54
Less than or equal to 499	162	29,198,372	35.55	8.852	465	74.12
500 – 524	52	9,287,841	11.31	8.852	510	77.40
525 – 549	46	8,304,852	10.11	8.495	535	70.04
550 – 574	27	4,889,031	5.95	8.119	561	73.81
575 – 599	22	5,586,738	6.80	7.859	589	69.08
600 – 624	20	4,709,429	5.73	7.139	613	77.11
625 – 649	20	9,928,045	12.09	7.357	641	73.46
650 – 674	13	4,033,462	4.91	7.063	660	76.10
675 – 699	11	3,175,003	3.87	6.373	689	77.96
700 – 724	2	609,496	0.74	7.342	707	82.69
725 – 749	1	356,286	0.43	6.450	734	72.71
750 – 774	2	886,060	1.08	6.483	766	82.87
775 – 799	1	296,799	0.36	5.750	779	63.83
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Geographic Distribution*

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
California	95	32,343,946	39.38	7.391	577	74.64
Florida	47	10,339,581	12.59	9.184	560	65.49
New York	26	6,520,911	7.94	8.796	508	70.42
New Jersey	23	4,527,704	5.51	9.965	521	64.85
Texas	24	3,252,700	3.96	8.492	545	83.60
Nevada	14	2,965,619	3.61	9.264	489	72.49
Michigan	16	1,982,819	2.41	8.572	492	87.82
Maryland	8	1,704,894	2.08	8.960	557	49.33
Georgia	10	1,639,680	2.00	7.802	539	71.52
Connecticut	6	1,470,147	1.79	7.403	487	88.85
Virginia	10	1,429,583	1.74	8.785	521	61.18
Illinois	8	1,294,941	1.58	7.971	501	83.72
Washington	8	1,153,902	1.41	8.304	543	78.89
Colorado	7	1,069,631	1.30	8.926	499	74.85
North Carolina	8	929,896	1.13	7.841	528	99.64
Oregon	2	862,017	1.05	7.555	411	85.54
Pennsylvania	8	777,635	0.95	8.606	535	73.69
Ohio	8	696,812	0.85	7.225	522	94.49
Minnesota	4	686,143	0.84	7.546	552	87.02
Missouri	9	684,535	0.83	9.458	500	79.04
Utah	1	661,738	0.81	6.850	530	77.85
Wisconsin	3	568,092	0.69	8.114	512	77.89
Tennessee	7	557,828	0.68	8.718	524	90.10
Arizona	4	522,830	0.64	8.561	526	63.08
Massachusetts	2	441,020	0.54	9.103	608	69.92
Louisiana	4	408,683	0.50	7.934	531	97.75
Oklahoma	2	366,020	0.45	6.994	482	81.02
Maine	2	330,592	0.40	6.870	552	83.81
Indiana	3	324,243	0.39	7.999	568	93.07
Arkansas	3	300,981	0.37	8.561	524	91.86

*Geographic Distribution continued on the next page

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Geographic Distribution (Continued)

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Hawaii	1	296,799	0.36	5.750	779	63.83
Mississippi	3	227,273	0.28	8.294	499	83.18
New Mexico	2	218,394	0.27	9.833	485	91.02
Montana	1	200,810	0.24	8.990	477	83.67
Idaho	1	120,000	0.15	5.990	641	81.69
Alabama	1	106,586	0.13	7.225	573	94.58
South Carolina	1	56,959	0.07	7.625	504	79.11
Kansas	1	47,136	0.06	9.250	524	104.75
Delaware	1	37,501	0.05	11.500	557	83.34
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Primary	352	74,589,145	90.82	8.252	542	73.77
Investment	26	6,465,808	7.87	7.556	593	76.74
Second Home	5	1,048,222	1.28	7.819	622	74.31
Unknown	1	23,406	0.03	10.500	449	117.62
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Documentation Type

Documentation Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Stated Documentation	150	39,644,661	48.27	8.281	572	72.18
Full	186	31,601,571	38.48	8.303	506	75.45
Limited	22	6,571,955	8.00	6.880	590	82.45
Alternative	7	1,655,730	2.02	7.096	564	82.44
Unknown	10	1,505,090	1.83	9.511	537	64.16
No Documentation	6	617,075	0.75	11.562	485	45.99
NIV/NAV	1	335,474	0.41	7.250	664	52.58
Reduced	2	195,026	0.24	6.389	536	65.02
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Refinance - Cashout	221	48,927,671	59.58	8.803	533	71.21
Purchase	131	26,888,325	32.74	7.190	570	79.37
Refinance - Rate Term	23	4,749,190	5.78	7.317	581	76.92
Debt Consolidation	7	1,180,062	1.44	8.767	538	66.82
Home Improvement	2	381,333	0.46	9.577	461	44.28
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Single Family Residence	321	63,715,149	77.58	8.383	538	73.08
2-4 Family	22	7,649,693	9.31	7.553	576	76.15
PUD	24	7,030,534	8.56	7.337	612	78.84
Condo	15	3,616,425	4.40	7.792	530	76.09
Manufactured Housing	2	114,780	0.14	10.095	501	95.69
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Next Rate Adjustment Date*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Updated CLTV (%)
2005-11	9	1,960,430	2.39	7.270	673	70.67
2005-12	7	532,662	0.65	9.225	498	78.89
2006-01	7	585,052	0.71	7.560	581	81.35
2006-03	3	277,062	0.34	8.619	521	82.15
2006-04	10	1,633,307	1.99	9.371	533	58.98
2006-05	1	200,810	0.24	8.990	477	83.67
2006-06	2	232,799	0.28	8.472	529	88.92
2006-07	4	774,672	0.94	8.087	510	65.56
2006-08	6	1,305,125	1.59	7.709	593	75.50
2006-09	9	2,208,059	2.69	7.550	581	71.40
2006-10	9	2,259,230	2.75	6.958	610	74.94
2006-11	9	1,401,783	1.71	7.620	532	77.96
2006-12	17	3,234,214	3.94	7.138	565	79.86
2007-01	14	2,641,596	3.22	7.236	542	77.98
2007-02	12	3,996,073	4.87	7.264	611	76.54
2007-03	22	5,694,182	6.93	7.309	554	81.87
2007-04	60	14,816,860	18.04	7.352	550	80.82
2007-05	42	8,828,047	10.75	7.871	516	77.69
2007-06	21	4,307,179	5.24	7.939	509	72.84
2007-07	26	5,307,567	6.46	9.254	514	67.68
2007-08	39	5,742,074	6.99	10.926	527	60.34
2007-09	31	6,447,101	7.85	10.406	474	68.00
2007-10	8	980,400	1.19	11.138	482	62.50
2008-02	2	417,177	0.51	5.642	709	88.31
2008-03	1	167,200	0.20	6.975	492	77.77
2008-04	6	997,895	1.22	7.546	559	86.05
2008-05	1	221,240	0.27	6.825	556	70.23
2008-06	1	133,779	0.16	9.000	612	31.11
2008-07	1	509,210	0.62	7.300	594	84.17
2008-10	1	3,500,000	4.26	8.750	646	59.32
2009-12	2	469,694	0.57	5.600	669	79.44
2010-07	1	344,103	0.42	6.600	633	79.10
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
2.000 - 2.499	5	975,543	1.19	5.486	679	82.03
2.500 - 2.999	2	718,957	0.88	6.336	663	54.22
3.000 - 3.499	1	358,000	0.44	6.250	645	79.73
3.500 - 3.999	2	854,648	1.04	6.750	743	76.65
4.000 - 4.499	1	87,805	0.11	7.550	496	109.76
4.500 - 4.999	2	548,361	0.67	5.945	564	82.83
5.000 - 5.499	24	9,112,236	11.10	7.467	620	70.17
5.500 - 5.999	52	13,066,950	15.91	7.204	588	75.83
6.000 - 6.499	43	11,185,350	13.62	7.160	578	79.84
6.500 - 6.999	141	27,645,094	33.66	8.466	498	76.19
7.000 - 7.499	40	7,860,787	9.57	9.142	502	69.78
7.500 - 7.999	29	4,013,846	4.89	10.259	521	70.27
8.000 - 8.499	25	3,110,214	3.79	10.158	517	66.39
8.500 - 8.999	11	1,839,279	2.24	11.622	545	52.16
9.000 - 9.499	4	569,390	0.69	11.595	488	68.09
9.500 - 9.999	1	127,000	0.15	11.000	491	51.42
11.000 - 11.499	1	53,122	0.06	12.000	594	61.84
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
10.000 - 10.499	1	181,163	0.22	5.000	626	82.35
10.500 - 10.999	1	383,482	0.47	5.537	662	55.66
11.000 - 11.499	1	333,700	0.41	5.375	697	77.60
11.500 - 11.999	3	498,296	0.61	5.562	701	91.08
12.000 - 12.499	14	5,872,958	7.15	5.975	641	80.51
12.500 - 12.999	18	4,992,831	6.08	6.133	594	78.52
13.000 - 13.499	25	8,497,448	10.35	6.796	568	78.52
13.500 - 13.999	41	11,472,878	13.97	7.048	548	80.74
14.000 - 14.499	42	8,409,438	10.24	7.418	542	77.93
14.500 - 14.999	50	12,189,062	14.84	8.265	565	70.92
15.000 - 15.499	37	5,642,309	6.87	8.790	504	71.51
15.500 - 15.999	26	4,663,446	5.68	8.833	527	76.43
16.000 - 16.499	19	2,597,709	3.16	9.561	499	71.52
16.500 - 16.999	24	3,968,346	4.83	10.380	480	70.19
17.000 - 17.499	22	3,005,301	3.66	10.889	509	54.54
17.500 - 17.999	33	5,392,059	6.57	11.486	502	63.42
18.000 - 18.499	9	1,270,359	1.55	11.879	514	63.05
18.500 - 18.999	18	2,755,796	3.36	11.321	475	66.62
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
2.000 - 2.499	5	975,543	1.19	5.486	679	82.03
3.000 - 3.499	1	358,000	0.44	6.250	645	79.73
3.500 - 3.999	2	854,648	1.04	6.750	743	76.65
4.500 - 4.999	1	395,932	0.48	5.250	631	79.99
5.000 - 5.499	11	3,010,352	3.67	6.215	656	71.02
5.500 - 5.999	35	10,715,475	13.05	6.810	599	76.25
6.000 - 6.499	18	4,671,423	5.69	6.674	578	83.15
6.500 - 6.999	48	11,545,763	14.06	7.024	542	81.06
7.000 - 7.499	36	8,961,440	10.91	7.344	528	80.87
7.500 - 7.999	40	7,370,138	8.97	7.765	545	73.74
8.000 - 8.499	30	4,899,515	5.97	8.949	512	69.21
8.500 - 8.999	39	9,419,308	11.47	9.167	555	69.02
9.000 - 9.499	23	4,139,834	5.04	9.139	494	70.21
9.500 - 9.999	12	1,611,783	1.96	9.433	496	71.63
10.000 - 10.499	21	3,078,909	3.75	11.103	490	66.00
10.500 - 10.999	34	6,031,726	7.34	10.907	490	69.16
11.000 - 11.499	12	1,423,833	1.73	11.168	529	49.37
11.500 - 11.999	15	2,455,079	2.99	11.713	471	61.39
12.000 - 12.499	1	207,880	0.25	12.000	485	65.99
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Initial Periodic Rate Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0.001 - 1.000	22	1,849,109	2.25	8.795	530	80.82
1.001 - 2.000	108	24,931,688	30.36	7.389	569	75.84
2.001 - 3.000	231	48,136,129	58.61	8.467	528	74.27
4.001 - 5.000	17	2,603,055	3.17	10.483	527	65.25
5.001 - 6.000	5	4,455,643	5.43	8.114	656	64.23
6.001 - 7.000	1	150,958	0.18	8.740	430	55.09
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

Subsequent Periodic Rate Cap*

Subsequent Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1.000 - 1.999	343	71,740,335	87.35	8.028	541	75.10
2.000 - 2.999	19	6,334,456	7.71	9.330	604	64.32
3.000 - 3.999	21	3,668,308	4.47	9.711	554	71.76
5.000 - 5.999	1	383,482	0.47	5.537	662	55.66
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Lifetime Periodic Cap*

Lifetime Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
5.000 - 5.499	3	261,879	0.32	6.004	589	79.23
5.500 - 5.999	3	520,033	0.63	6.351	610	61.26
6.000 - 6.499	120	26,035,403	31.70	9.447	535	66.48
6.500 - 6.999	68	16,207,351	19.73	6.949	581	83.97
7.000 - 7.499	177	37,125,564	45.21	7.747	544	75.44
8.000 - 8.499	13	1,976,351	2.41	10.990	477	68.07
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

*ARM Loans Only

DESCRIPTION OF THE ADJUSTABLE RATE COLLATERAL

Original Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
0	133	22,421,036	27.30	8.817	545	69.57
12	17	8,545,504	10.41	8.297	586	68.48
24	206	46,092,978	56.12	7.858	542	76.93
36	18	3,583,800	4.36	7.822	544	78.18
60	10	1,483,264	1.81	9.422	557	73.04
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

Lien Position

Lien Position	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
1st Lien	383	82,101,075	99.97	8.191	547	74.02
2nd Lien	1	25,507	0.03	11.350	488	85.27
Total:	**384**	**82,126,582**	**100.00**	**8.192**	**547**	**74.03**

Loan Status

Loan Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance	W.A. Coupon (%)	W.A. Non-Zero Current FICO	W.A. Current Updated CLTV (%)
Active	334	74,770,296	91.04	8.172	550	73.46
Forbearance	33	5,607,662	6.83	8.282	525	78.36
Bankruptcy	17	1,748,623	2.13	8.78	496	84.13
Total:	**384**	**82,126,582**	**100**	**8.192**	**547**	**74.03**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities	
Whole Loan Trading	
Michael Commaroto	212-250-3114
Darren Hadlock	212-250-6503
Tony Rhee	212-250-8569
ABS Banking	
Susan Valenti	212-250-3455
Doug Nicholson	212-250-0865
ABS Structuring	
Bill Yeung	212-250-6893
Patrick Kim	212-250-3053
ABS Collateral	
Steve Lumer	212-250-0115
Brendon Girardi	212-250-2958